Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.

Consolidated financial statements as of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023.

INDEX

Consolidated financial statements as of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Bioceres Crop Solutions Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Bioceres Crop Solutions Corp. and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s current economic and financial situation indicate the existence of material uncertainty that raise substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Price Waterhouse & Co. S.R.L.
Bouchard 557, piso 8°
C1106ABG - Ciudad Autónoma de Buenos Aires, Argentina
T: +(54.11) 4850.0000

www.pwc.com.ar

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Tests on Goodwill (Pro Farm Group, Inc., Rizobacter S.A. and Bioceres Crops S.A. Cash Generating Units), intangible assets not yet available for use, which have indefinite useful lives and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable. (Bioceres Crops S.A. Cash Generating Unit).

As described in Notes 4.6, 7.8 and 7.9 to the consolidated financial statements, the Company’s goodwill associated with the Pro Farm Group, Inc. Rizobacter S.A. and Bioceres Crop S.A. cash generating units (“CGU”), intangible assets not yet available for use, which have indefinite useful lives and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable (Bioceres Crops S.A. CGU) amounted to $76.1 million, $28.1 million, $7.5 million and $60.9 million, respectively, as of June 30, 2025. Impairment tests on goodwill and intangible assets not yet available for use or with indefinite useful lives are undertaken annually at the end of the reporting period or for other intangible assets when events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down to its recoverable amount. In each case, management determined the recoverable amount based on value in use calculations prepared by management. The determination of the recoverable amount of the CGU’s, intangible assets not yet available for use, which have indefinite useful lives and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable (Bioceres Crops S.A. CGU) includes significant and numerous judgments and assumptions that are subject to various risks and uncertainties. The key assumptions used in management’s models consisted of (i) market shares (ii) product prices (iii) royalties (iv) terminal value (growth rates used to extrapolate the future cash flow projections to the terminal period or EBITDA multiple) and (v) discount rates.

The principal considerations for our determination that performing procedures relating to impairment tests on goodwill (Pro Farm Group, Inc., Rizobacter S.A. and Bioceres Crops S.A. cash generating units), intangible assets not yet available for use, which have indefinite useful lives and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable (Bioceres Crops S.A. CGU) is a critical audit matter are (i) the significant judgment by management when developing the recoverable amount of the CGUs, intangible assets not yet available, which have indefinite useful lives and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions used in the models related to the (i) market shares (ii) product prices, (iii) royalties (iv) terminal value (v) discount rates; and (vi) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment tests on goodwill (Pro Farm Group, Inc., Rizobacter S.A. and Bioceres Crops S.A. Cash Generating Units), intangible assets not yet available for use, which have indefinite useful lives and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable (Bioceres Crops S.A. CGU), including controls over the valuation of the CGUs, intangible assets not yet available for use, which have indefinite useful lives and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable (Bioceres Crops S.A. CGU). These procedures also included, among others (i) testing management’s process for developing the recoverable amounts of CGUs, intangible assets not yet available for use, which have indefinite useful lives and intangible assets with definite for which events or changes in circumstances indicate that their carrying amount may not be recoverable (Bioceres Crops S.A. CGU); (ii) evaluating the appropriateness of the models used; (iii) testing the completeness and accuracy of underlying data used in the models; (iv) evaluating the reasonableness of the significant assumptions used by management in the models related to market shares, product prices, royalties, terminal value and discount rates. Evaluating management’s assumptions used in the models related to market shares, product prices, royalties, terminal value and discount rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGUs and the Company’s business; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumptions.

/s/ Price Waterhouse & Co. S.R.L.

/s/ Guillermo Miguel Bosio
Guillermo Miguel Bosio Partner Rosario, Argentina November 10, 2025

We have served as the Company’s auditor since 2018.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2025 and 2024

(Amounts in US$)

	Notes	06/30/2025	06/30/2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7.1	32,695,079	44,473,270
Other financial assets	7.2	2,040,038	11,695,528
Trade receivables	7.3	165,859,933	207,320,974
Other receivables	7.4	15,861,981	18,298,672
Recoverable income tax		1,864,817	655,691
Inventories	7.5	87,611,269	125,929,768
Biological assets	7.6	2,378,380	294,134
Total current assets		308,311,497	408,668,037

NON-CURRENT ASSETS
Other financial assets	7.2	58	634,553
Trade receivables	7.3	2,506,834	-
Other receivables	7.4	23,660,530	17,957,121
Recoverable income tax		17,995	10,889
Deferred tax assets	9	4,916,980	9,698,860
Investments in joint ventures and associates	13	39,371,264	39,786,353
Investment properties	7.10	570,324	560,783
Property, plant and equipment	7.7	74,575,386	74,573,278
Intangible assets	7.8	181,173,079	176,893,136
Goodwill	7.9	112,163,432	112,163,432
Right of use asset	16	16,377,701	11,601,752
Total non-current assets		455,333,583	443,880,157
Total assets		763,645,080	852,548,194

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2025 and 2024

(Amounts in US$)

	Notes	06/30/2025	06/30/2024
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	7.11	96,432,604	168,732,469
Borrowings	7.12	119,728,126	136,747,198
Employee benefits and social security	7.14	6,174,012	7,340,958
Deferred revenue and advances from customers	7.15	4,282,668	3,923,140
Income tax payable		452,800	4,825,271
Consideration for acquisition		1,761,274	4,617,281
Secured notes	7.13	102,270,445	-
Lease liabilities	16	6,884,042	3,122,778
Total current liabilities		337,985,971	329,309,095

NON-CURRENT LIABILITIES
Trade and other payables	7.11	48,481,726	-
Borrowings	7.12	38,198,026	42,104,882
Deferred revenue and advances from customers	7.15	1,436,912	1,925,138
Joint ventures and associates	13	1,007,678	296,455
Deferred tax liabilities	9	30,122,920	34,995,791
Provisions	7.16	1,267,572	1,255,702
Consideration for acquisition		397,774	2,309,234
Secured notes	7.13	-	80,809,686
Lease liabilities	16	9,527,939	8,161,359
Total non-current liabilities		130,440,547	171,858,247
Total liabilities		468,426,518	501,167,342

EQUITY
Equity attributable to owners of the parent		265,444,568	315,041,257
Non-controlling interest		29,773,994	36,339,595
Total equity		295,218,562	351,380,852
Total equity and liabilities		763,645,080	852,548,194

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30, 2025, 2024 and 2023

(Amounts in US$)

	Notes	06/30/2025	06/30/2024	06/30/2023

Revenues from contracts with customers	8.1	333,343,987	464,828,548	419,446,439
Initial recognition and changes in the fair value of biological assets at the point of harvest		1,764,863	(45,746)	610,554

Cost of sales	8.2	(203,424,872)	(278,221,812)	(235,457,053)
Changes in the net realizable value of agricultural products after harvest		(1,541,204)	(2,385,069)	(4,351,433)
Research and development expenses	8.3	(14,914,822)	(17,183,041)	(15,345,315)
Selling, general and administrative expenses	8.4	(123,113,572)	(123,690,910)	(113,002,747)
Share of profit or loss of joint ventures and associates	13	(1,126,312)	4,049,508	1,198,628
Other income or expenses, net	8.5	6,775,970	(1,498,555)	1,084,892
Operating (loss)/ profit		(2,235,962)	45,852,923	54,183,965

Financial cost	8.6	(28,838,818)	(26,871,698)	(23,788,085)
Other financial results	8.6	(26,496,857)	(7,913,627)	(11,289,933)
(Loss)/ Profit before income tax		(57,571,637)	11,067,598	19,105,947

Income tax	9	(1,273,616)	(3,778,615)	1,068,652
(Loss)/ Profit for the year		(58,845,253)	7,288,983	20,174,599

(Loss) / Profit for the year attributable to:
Equity holders of the parent		(55,416,054)	4,275,688	18,779,876
Non-controlling interests		(3,429,199)	3,013,295	1,394,723
		(58,845,253)	7,288,983	20,174,599

(Loss)/Profit per share
Basic loss attributable to ordinary equity holders of the parent	10	(0.8764)	0.0680	0.3022
Diluted loss attributable to ordinary equity holders of the parent	10	(0.8764)	0.0673	0.2972

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30, 2025, 2024 and 2023

(Amounts in US$)

	06/30/2025	06/30/2024	06/30/2023
(Loss)/ Profit for the year	(58,845,253)	7,288,983	20,174,599

Other comprehensive (loss)	(714,251)	(787,354)	(835,849)
Items that may be subsequently reclassified to (loss)/ profit	(714,251)	(787,354)	631,500
Foreign exchange differences on translation of foreign operations from joint ventures	-	(238)	(46,901)
Foreign exchange differences on translation of foreign operations	(714,251)	(787,116)	678,401
Items that will not be subsequently reclassified to loss and profit	-	-	(1,467,349)
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates [1]	-	-	(184,630)
Revaluation of property, plant and equipment, net of tax [2]	-	-	(1,282,719)
Total comprehensive (loss)/ profit	(59,559,504)	6,501,629	19,338,750

Total comprehensive (loss)/ profit attributable to:
Equity holders of the parent	(55,957,731)	3,787,500	17,924,877
Non-controlling interests	(3,601,773)	2,714,129	1,413,873
	(59,559,504)	6,501,629	19,338,750

(1)	The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $99,415 for the year ended June 30, 2023.

(2)	The tax effect of the revaluation of property, plant and equipment was $ 703,087 for the year ended June 30,2023.

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2025, 2024 and 2023

(Amounts in US$)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Changes in non-controlling interests	Own shares trading premium	Stock options and share based incentives	Convertible instruments	Cost of own shares held	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non-controlling Interests	Total equity
06/30/2022	4,637	158,819,506	(255,893)	(916,202)	3,767,925	175,745	(3,530,926)	(32,682,893)	969,402	1,007,272	127,358,573	30,940,275	158,298,848
Share-based incentives	63	2,640,004	-	135,361	1,257,377	-	-	-	-	-	4,032,805	-	4,032,805
Business combination	1,640	153,357,564	-	-	1,620,140	-	-	-	-	-	154,979,344	-	154,979,344
Capitalization of convertible notes	153	12,211,485	-	-	-	-	-	-	-	-	12,211,638	-	12,211,638
Purchase of own shares	-	-	-	-	-	-	(27,022,665)	-	-	-	(27,022,665)	-	(27,022,665)
Issuance of convertible notes	-	-	-	-	-	9,109,516	-	-	-	-	9,109,516	-	9,109,516
Distribution of dividends by subsidiary	-	-	-	-	-	-	-	-	-	-	-	(452,129)	(452,129)
Profit for the year	-	-	-	-	-	-	-	18,779,876	-	-	18,779,876	1,394,723	20,174,599
Other comprehensive income or (loss)	-	-	-	-	-	-	-	-	312,975	(1,167,974)	(854,999)	19,150	(835,849)
06/30/2023	6,493	327,028,559	(255,893)	(780,841)	6,645,442	9,285,261	(30,553,591)	(13,903,017)	1,282,377	(160,702)	298,594,088	31,902,019	330,496,107
Share-based incentives	7	612,117	-	-	12,781,933	-	-	-	-	-	13,394,057	-	13,394,057
Purchase of own shares	-	-	-	-	-	-	(734,388)	-	-	-	(734,388)	-	(734,388)
Business combination (Note 6)	-	-	-	-	-	-	-	-	-	-	-	1,898,247	1,898,247
Distribution of dividends by subsidiary	-	-	-	-	-	-	-	-	-	-	-	(174,800)	(174,800)
Profit for the year	-	-	-	-	-	-	-	4,275,688	-	-	4,275,688	3,013,295	7,288,983
Other comprehensive loss	-	-	-	-	-	-	-	-	(488,188)	-	(488,188)	(299,166)	(787,354)
06/30/2024	6,500	327,640,676	(255,893)	(780,841)	19,427,375	9,285,261	(31,287,979)	(9,627,329)	794,189	(160,702)	315,041,257	36,339,595	351,380,852
Share-based incentives	-	2,359,832	-	-	2,036,332	-	-	-	-	-	4,396,164	-	4,396,164
Purchase of own shares	-	-	-	-	-	-	(926,899)	-	-	-	(926,899)	-	(926,899)
Business combination (Note 2- Subsidiaries)	-	-	2,891,777	-	-	-	-	-	-	-	2,891,777	(2,891,777)	-
Distribution of dividends by subsidiary	-	-	-	-	-	-	-	-	-	-	-	(72,051)	(72,051)
Loss for the year	-	-	-	-	-	-	-	(55,416,054)	-	-	(55,416,054)	(3,429,199)	(58,845,253)
Other comprehensive loss	-	-	-	-	-	-	-	-	(541,677)	-	(541,677)	(172,574)	(714,251)
06/30/2025	6,500	330,000,508	2,635,884	(780,841)	21,463,707	9,285,261	(32,214,878)	(65,043,383)	252,512	(160,702)	265,444,568	29,773,994	295,218,562

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2025, 2024 and 2023

(Amounts in US$)

	Notes	06/30/2025	06/30/2024	06/30/2023
OPERATING ACTIVITIES
(Loss)/ Profit for the year		(58,845,253)	7,288,983	20,174,599

Adjustments to reconcile profit to net cash flows
Income tax	9	1,273,616	3,778,615	(1,068,652)
Financial results		55,335,675	34,785,325	35,078,018
Depreciation of property, plant and equipment	7.7	5,990,809	5,763,249	4,833,274
Amortization of intangible assets	7.8	11,154,731	12,113,107	10,991,433
Depreciation of leased assets	16	5,036,703	3,418,956	3,565,894
Transactional expenses		3,992,662	1,119,525	4,183,916
Share-based incentive and stock options		4,386,688	14,134,885	3,415,108
Share of profit or loss of joint ventures and associates	13	1,126,312	(4,049,508)	(1,198,628)
Loss of participation in joint ventures and associates		-	-	133,079
Gain from a bargain purchase	8.5	-	(1,032,327)	-
Provisions for contingencies		335,773	367,126	221,008
Allowance for impairment of trade debtors		7,123,716	753,428	1,327,385
Allowance for obsolescence		1,547,723	586,515	1,066,777
Initial recognition and changes in the fair value of biological assets		(1,764,863)	45,746	(610,554)
Changes in the net realizable value of agricultural products after harvest		1,541,204	2,385,069	4,351,433
Gain on sale of equipment and intangible assets		(7,751,311)	(125,464)	(74,593)

Working capital adjustments
Trade receivables		25,499,217	(46,681,153)	(56,867,123)
Other receivables		(916,362)	(4,967,150)	(11,475,717)
Income and minimum presumed income taxes		(6,997,089)	4,782,508	(16,154,083)
Inventories and biological assets		34,910,189	14,176,656	(11,066,489)
Trade and other payables		(32,039,367)	14,234,092	(4,501,398)
Employee benefits and social security		(1,166,946)	(2,289,095)	1,258,673
Deferred revenue and advances from customers		(128,698)	(21,087,704)	13,322,769
Income taxes paid		-	(853,299)	(4,072,347)
Interest collected		120,568	2,747,398	5,378,413
Inflation effects on working capital adjustments		139,914	321,103	376,597
Net cash flows generated by operating activities		49,905,611	41,716,586	2,588,792

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2025, 2024 and 2023

(Amounts in US$)

	Notes	06/30/2025	06/30/2024	06/30/2023
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		390,381	336,726	137,357
Net cash received from business combination		-	37,508	4,373,265
Proceeds from financial assets		19,270,288	888,140	1,316,980
Investment in financial assets		(11,182,107)	(7,208,218)	(8,990,083)
Purchase of property, plant and equipment	7.7	(5,642,162)	(9,789,574)	(11,360,469)
Capitalized development expenditures	7.8	(8,614,448)	(11,855,766)	(10,753,047)
Purchase of intangible assets	7.8	(350,843)	(1,137,071)	(449,673)
Net cash flows used by investing activities		(6,128,891)	(28,728,255)	(25,725,670)

FINANCING ACTIVITIES
Proceeds from borrowings		266,390,032	135,818,247	79,817,888
Repayment of borrowings and financed payments		(288,454,302)	(112,614,437)	(16,744,956)
Interest payments		(18,932,563)	(24,724,436)	(18,046,961)
Other financial payments		(3,208,933)	(2,746,945)	(4,767,378)
Purchase of own shares		(926,899)	(734,388)	(2,996,947)
Leased assets payments	16	(5,501,387)	(4,879,108)	(3,855,517)
Cash dividend distributed by subsidiary		(72,051)	(174,800)	(452,129)
Net cash flows (used by)/ generated by financing activities		(50,706,103)	(10,055,867)	32,954,000

Net (decrease)/ increase in cash and cash equivalents		(6,929,383)	2,932,464	9,817,122

Inflation effects on cash and cash equivalents		2,557	(31,918)	(101,767)

Cash and cash equivalents as of beginning of the year	7.1	44,473,270	48,129,194	33,475,266
Effect of exchange rate changes on cash and equivalents		(4,851,365)	(6,556,470)	4,938,573
Cash and cash equivalents as of the end of the year	7.1	32,695,079	44,473,270	48,129,194

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Index

1.	General information.

2.	Accounting standards and basis of preparation.

3.	New standards, amendments and interpretations issued by the IASB.

4.	Summary of significant accounting policies.

5.	Critical accounting judgments and estimates.

6.	Acquisitions and other significant transactions.

7.	Information about components of consolidated statements of financial position.

8.	Information about components of consolidated statements of comprehensive income.

9.	Taxation.

10.	Earnings per share.

11.	Information about components of equity.

12.	Cash flow information.

13.	Joint ventures and associates.

14.	Segment information.

15.	Financial instruments – Risk management.

16.	Leases.

17.	Shareholders and other related parties’ balances and transactions.

18.	Key management personnel compensation.

19.	Share-based payments.

20.	Contingencies, commitments and restrictions on the distribution of profits.

21.	Events occurring after the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

1. GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ:BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ products create economic incentives for farmers and other stakeholders to adopt environmentally friendly production practices. Bioceres has a unique biotech platform with high impact, patented technologies for seeds and microbial ag inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 45 countries, primarily in South America, the United States and Europe.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2. ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”) following the accounting policies as set forth and summarized in Note 4. All IFRS issued by the IASB, effective at the time of preparing these consolidated financial statements have been applied.

Authorization for the issue of the consolidated financial statements

These consolidated financial statements of the Group as of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023 have been authorized by the Board of Directors of Bioceres Crop Solutions on November 10, 2025.

Basis of measurement

The consolidated financial statements of the Group have been prepared using:

●	Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

●	Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements” as described below.

During the current period, we experienced a setback due to challenges in the Argentine market—most notably, the deterioration in farmer economics driven by declining commodity prices and weak yield forecasts. These external pressures significantly impacted per-hectare income for Argentine farmers, leading to reduced investment in key inputs such as fertilizers and crop protection products.

This reduction in demand, combined with a well-supplied ag-inputs market resulting from aggressive purchasing in prior years, has led to increased price pressure and lower adoption of high-value technologies like ours.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Additionally, in June 2025, Bioceres S.A.—a wholly owned subsidiary of Bioceres Group Limited, formerly our ultimate controlling parent—defaulted on a portion of its financial debt. This created a context of uncertainty in our financial partnership with local banks in Argentina. As a result, by the end of August 2025, these banks suspended access to previously available credit lines, requiring us to rely on cash generated from operating activities to meet financial obligations. Moreover, due to the adverse market conditions described above, our performance metrics were negatively impacted, resulting in a breach of the ratio thresholds stipulated in the Secured Notes (see Note 7.13). As of the date of issuance of this financial statement, the Company has not received any acceleration notice. However, as of June 30, 2025, we were unable to demonstrate an unconditional right to defer settlement of the liability for at least twelve months. Accordingly, the liability was reclassified as current for this reporting period, and a total of $4.8 million was accrued as a Prepayment Premium Fee.

We are actively pursuing several alternatives to address this financial situation. Notably, we have made substantial progress in optimizing our working capital and realigning our cost structure to reflect current market conditions. While discussions remain open regarding a new long-term facility or assets disposal, we are also engaging with local Argentine banks to refinance current debt and restore confidence in our business. However, there is no guarantee that financing will become available on acceptable terms or at all.

It is important to highlight that, despite the adverse impact of financial difficulties faced by agricultural producers, we were able to maintain our market share in key product families and the outlook for upcoming campaigns remains positive in Argentina. This optimism is grounded in expectations of a more favorable macroeconomic environment in the country and the normalization of climatic conditions affecting the agricultural sector.

The generation of cash flows over the next twelve months depends on the success of these initiatives, which cannot be guaranteed as they rely on factors not entirely within the Group’s control. The uncertainty surrounding our ability to secure additional financing contributes to a material uncertainty that raise substantial doubt regarding the Group’s ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments that may be required to address potential impacts on the recoverability and classification of assets, or on the amounts and classifications of liabilities, should the Group be unable to continue as a going concern.

Functional currency and presentation currency

a) Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

For the years ended June 30, 2022, our Argentine subsidiaries applied IAS 29 “Financial reporting in hyperinflationary economies,” which requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed for non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. As of June 30, 2018, the cumulative inflation in Argentina exceeded 100%. Therefore, as of July 1, 2018, the Argentine economy was considered hyperinflationary, in accordance with IAS 29.

During an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

In short, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as fair value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, presented in a separate line item.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

From July 1, 2022, our main Argentine subsidiaries changed their functional currency from the Argentine Peso to the U.S. dollar as a result of changes in events and conditions that are relevant to their business operations, which include a hyper inflationary macroeconomic context and the depreciation of the Argentine Peso, in addition to the effects on our business of certain business combination transactions, as discussed below.

Macroeconomic context – in recent years Argentina’s macroeconomic scenario has featured a misalignment between inflation rates and the devaluation of the Argentine peso, which became more pronounced during the first half of the year ended June 30, 2022. Notwithstanding such misalignment, our Argentine subsidiaries have been able to continue pricing their products in U.S. dollars as the costs of products and services are set in U.S. dollars. This has also been achievable as the demand for the type of products we commercialize is relatively inelastic when compared to non-essential goods and services. Further, Argentina’s significant economic volatility has caused materials, and other costs of providing goods that we acquire from the Argentine domestic market, to become increasingly indexed to the U.S. dollar (i.e., denominated in Argentine Pesos but indexed to the U.S. dollar exchange rate).

Business effects – following the merger with Pro Farm, which closed at the beginning of the fiscal year ended June 30, 2023, in addition to other business combination transactions, we established a global commercial strategy with a view to unifying pricing policies for the commercialization of our products.

In accordance with IAS 21, we have considered the following primary factors to determine the functional currency of our main Argentine subsidiaries: (i) the sales prices for goods and services, which are mainly influenced and determined by the U.S. dollar; and (ii) the increasing influence of transactions indexed to the U.S. dollar related to labor, materials, and other costs of providing goods.

Taking into account the analysis of the primary factors provided by IAS 21 in determining the functional currency of our main Argentine subsidiaries (in particular the increased influence of exchange rates on their costs of operations, which are indexed to the U.S. dollar), we identified that there is strong evidence that their functional currency had changed to the U.S. dollar.

As discussed above, we assessed primary indicators and determined that they were conclusive for the analyzed period; however, consideration was also given to secondary indicators. The result of such analysis also leads to the conclusion that the U.S. dollar is the relevant currency for cash generation from operating and financing activities of our main Argentine subsidiaries.

In accordance with IAS 21, the effects of the change in functional currency were recorded prospectively. Accordingly, from July 1, 2022, there are no longer significant effects of inflation adjustments in our financial statements.

b) Presentation currency

The consolidated financial statements of the Group are presented in US dollars.

c) Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

Subsidiaries

Where the Group holds a controlling interest in an entity, such entity is classified as a subsidiary. The Group exercises control over such an entity if all three of the following elements are present: (i) the Group has the power to direct or cause the direction of the management and policies of the entity; (ii) the Group is exposed to the variable returns of such entity; and (iii) the Group has power to affect the variability of such returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

De-facto control exists in situations where the Group has the practical ability to direct the relevant activities of an entity without holding the majority of the voting rights. In determining whether de facto control exists, the Group considers all relevant facts and circumstances, including:

-	The relative share of the Group’s voting rights with respect both the size and dispersion of other parties who hold voting rights;

-	Substantive potential voting rights held by the Group and by other parties;

-	Other contractual arrangements; and

-	Historic patterns in voting attendance.

The subsidiaries of the Group, all of which have been included in the consolidated financial statements of the Group, are as follows:

The Group holds a majority share of the voting rights in all of its subsidiaries.

				% Equity interest
Name	Principal activities	Country	Ref	06/30/2025	06/30/2024
RASA Holding, LLC	Holding company	USA		100%	100%
Rizobacter Argentina S.A.	Biological business	Argentina		80%	80%
Rizobacter do Brasil Ltda.	Biological business	Brazil	a	80%	80%
Rizobacter del Paraguay S.A.	Biological business	Paraguay	a	80%	80%
Rizobacter Uruguay	Biological business	Uruguay	a	80%	80%
Rizobacter South Africa	Biological business	South Africa	a	76%	76%
Comer. Agrop. Rizobacter de Bolivia S.A.	Biological business	Bolivia	a	80%	80%
Rizobacter USA, LLC	Biological business	USA	a	80%	80%
Rizobacter Colombia SAS	Biological business	Colombia	a	80%	80%
Rizobacter France SAS	Biological business	France	a	80%	80%
Bioceres Crops S.A.	Biological business	Argentina		90%	90%
BCS Holding Inc	Holding Company	USA		100%	100%
Bioceres Semillas S.A.U.	Production and commercialization of seeds	Argentina	a/b	80%	100%
Verdeca LLC	Research and development	USA		100%	100%
Insumos Agroquímicos S.A.	Selling of agricultural inputs	Argentina		61.32%	61.32%
Bioceres Crops Do Brasil Ltda.	Production and commercialization of seeds	Brazil		100%	100%
Pro Farm Group Inc.	Biological business	USA		100%	100%
Pro Farm International, OÜ	Biological business	Finland		100%	100%
Pro Farm Michigan Manufacturing LLC	Biological business	USA		100%	100%
Pro Farm Russia, LLC	Biological business	Russia		100%	100%
Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda	Biological business	Brazil		99%	99%
Pro Farm Technologies, OÜ	Biological business	Finland		100%	100%
Glinatur S.A.	Biological business	Uruguay		100%	100%
Pro Farm, Inc.	Biological business	USA		100%	100%
Rifarm Mexico S.R.L.de C.V.	Biological business	Mexico		100%	-
Natal Agro S.R.L.	Development and breeding of seeds	Argentina	c	51%	51%

a)	Indirect interests held through Rizobacter. The indirect equity interest participation included in this table was the 80% of the direct equity interest participation that Rizobacter owns in each entity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

b)	In June 2025, Rizobacter Argentina S.A. entered into a share purchase agreement with Bioceres Crop Solutions Corp., acquiring 100% of the share capital of Bioceres Semillas S.A.U. In line with the Group’s accounting policies, the transaction was accounted using the predecessor value method.

c)	On June 10, 2024 we acquired a controlling interest in Natal Agro S.R.L (“Natal”). See Note 6

Special purpose and structured entities (“SPE”)

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity and the relevant activities are directed by means of contractual arrangements. In these cases, we consider the purpose and design of the SPE, including a consideration of the risks the SPE was expected to be exposed to, the risks it was designed to pass on to the parties involved with the SPE and whether we are exposed to some or all of those risks or potential returns. One then considers which activities have a significant impact on the SPE’s returns and determines which parties have an ability to direct each of those activities.

The Group controls an SPE when is exposed, or has rights, to variable returns from its involvement with the SPE and has the ability to affect those returns through its power over the SPE.

3. NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a) The following new standards, amendments and interpretations became applicable for the current reporting period and adopted by the Group.

-	Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback.

-	Amendments to IAS1 - Non-current liabilities with covenants.

-	Amendments to IAS 7- Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures.

-	Amendment to IAS 7 and IFRS 7 - Supplier Financing.

These new standards and amendments did not have any material impact on the Group.

b) The following new standards are not yet adopted by the Group.

-	Amendments to IAS 21- The Effects of Changes in Foreign Exchange Ratestitled Lack of Exchangeability. The amendments are effective for annual reporting periods beginning on or after 1 January 2025.

-	Amendment to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.

-	IFRS 19 - Subsidiaries without Public Accountability: Disclosures- The amendments are effective for annual periods beginning on or after January 1, 2027.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

-	Annual Improvements to IFRS Accounting Standards—Volume 11. The amendments are effective for annual periods beginning on or after January 1, 2026.

-	Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity. The amendments are effective for annual periods beginning on or after January 1, 2026.

The above amendments are not expected to have material impact on the Group.

-	IFRS 18 – Presentation and Disclosure in Financial Statements. This standard introduces new requirements for the presentation and disclosure of income and expenses in the statement of profit or loss, including the introduction of new defined subtotals such as Operating Profit and enhanced disaggregation requirements. The standard also includes additional guidance on aggregation principles and requires disclosures about management-defined performance measures (MPMs) used in public communications outside the financial statements. It is effective for annual periods beginning on or after January 1, 2027.

The Group is analyzing the potential impact of this standard on our financial statements, which is expected to mainly affect the presentation and structure of the primary financial statements and related disclosures, but not the recognition or measurement of transactions.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1. Cash and cash equivalents

For the purposes of the statements of financial position and statements of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments. Investments can be readily convertible to known amounts of cash and they are subject to insignificant risk of changes in value. In the consolidated statements of financial position, bank overdrafts are included in borrowings within current liabilities.

4.2. Inventories

Inventories are recognized at cost initially and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase and conversion as well as other costs incurred in bringing the inventories to their present location and condition.

Weighted average cost is used to determine the cost of ordinarily interchangeable items.

The Group assesses the recoverability of inventories considering their sale price, whether the inventories are damaged and whether they have become obsolete in whole or in part.

Net realizable value is the sale price estimated to be attained in the ordinary course of business, less costs of completion and other selling expenses.

The Group sets up an allowance for obsolescence or slow-moving inventories in relation to finished and in-process products. The allowance for obsolescence or slow-moving inventories is recognized for finished products and in-process products based on an analysis by Management of the aging of inventory stocks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

4.3. Biological assets

Within current assets, growing crops are included as biological assets from the moment of sowing until the moment of harvest (approximately 5 to 7 months depending on the crop). At harvest time the biological assets are transformed into agricultural products, including seed varieties for resale, and incorporated into the inventory.

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others.

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise from measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets”.

From the harvest time, agricultural products are valued at net realizable value because there is a market asset, and the risk of non-sale is non-significant.

Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors, including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

4.4. Business combinations

The Group applies the acquisition method to account for business combinations. The acquisition cost is measured as the aggregate of the consideration transferred for the acquisition of a subsidiary, which is measured at fair value at the acquisition date, and the amount of any non-controlling interest in such subsidiary. The Group recognizes any non-controlling interest in a subsidiary at the non-controlling interest’s proportionate share of the recognized amounts of subsidiary’s identifiable net assets. The acquisition related costs are expensed as incurred.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. The contingent consideration is classified as an asset or liability that is a financial instrument under IFRS 9 is measured at fair value through profit or loss.

Goodwill is initially measured at cost, which is the excess of the aggregate of the consideration transferred and the amount of the non-controlling interest and any previous interest carried over the net identifiable assets acquired, and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to each of the cash-generating units of the Group that is expected to benefit from the synergies of the combination, without considering whether other assets or liabilities of the subsidiary are allocated to those units.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Any impairment in the carrying value is recognized in the consolidated statement of comprehensive income. In the case of acquisitions in stages, prior to the write-off of the previously held equity interest in the subsidiary, said interest is re-measured at fair value as of the date of acquisition of control over the subsidiary. The result of the re-measurement at fair value is recognized in profit or loss.

When a seller in a business combination has contractually agreed to indemnify the Group for the result of a contingency or uncertainty related to the entirety or a portion of an asset or liability, the Group recognizes an indemnification asset. The indemnification asset is measured on the same basis as the indemnification item. At the end of each period, the Group measures the indemnification assets recognized at the acquisition date on the same basis as the indemnified liability, subject to any contractual limitation on the amount and, for an indemnification asset that is not periodically measured at fair value, based on Management’s assessment of the recoverability of the indemnification asset. The Group derecognizes the indemnification asset when it collects or sells it, or when it loses the right over it.

4.5. Business combination under common control

Common control of business combination is excluded from the scope of IFRS 3. There is no other specific guidance on this topic elsewhere in IFRS. Therefore, management needs to use judgement to develop an accounting policy that provides relevant and reliable information in accordance with IAS 8. Management accounting police choice for business combination under common control is “Predecessor value method”. A Predecessor value method involves accounting for the assets and liabilities of the acquired business using existing carrying values. Differences between the carrying value and the amount payable should be accounted as an equity contribution.

Management’s accounting policy choice is to use a prospective presentation method.

4.6. Impairment of non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill and intangible assets not yet available for use, or with indefinite useful lives, are undertaken annually at the end of the reporting period. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e., the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows (its Cash Generating Unit or CGU). Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Impairment charges are included in profit or loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

Impairment testing of goodwill and intangible assets not yet available for use, with indefinite useful lives or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable, requires the use of significant assumptions for the estimation of future cash flows and the determination of discount rates. The significant assumptions and the determination of discount rates for the impairment testing of intangibles and goodwill are further explained in Notes 7.8 and 7.9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

4.7. Joint arrangements

An associate is an entity over which the Group exerts significant influence. Significant influence is the power to participate in financial and operating policy decision-making at such entity, but it does not involve control or joint control over those policies.

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements as either:

-	Joint ventures: where the group has rights to only the net assets of the joint arrangement.

-	Joint operations: where the group has both the rights to the assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

-	The structure of the joint arrangement;

-	The legal form of joint arrangements structured through a separate vehicle;

-	The contractual terms of the joint arrangement agreement; and

-	Any other facts and circumstances (including any other contractual arrangements).

The Group accounts for its interests in joint ventures using the equity method, where the Group’s share of post-acquisition profits and losses and other comprehensive income is recognized in the Consolidated statement of profit and loss and other comprehensive income.

Losses in excess of the Group’s investment in the joint venture are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Profits and losses arising on transactions between the Group and its joint ventures are recognized only to the extent of unrelated investors’ interests in the joint venture. The Group’s share in a joint venture’s profits and losses resulting from a transaction is eliminated against the carrying amount of investment in the joint venture through the line “share of profit (or loss) of joint ventures” in the Consolidated statements of profit or loss and other comprehensive income.

Any premium paid for an investment in a joint venture above the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the investment in the joint venture. Where there is objective evidence that the investment in a joint venture has been impaired, the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

When the Group loses significant influence in an associate or joint control over a joint venture, it measures and recognizes any investment held at fair value. Any difference between the carrying amount of the associate or joint venture when losing significant influence or joint control and the fair value of the held investment and sale revenue are recognized in profit or loss.

The Group accounts for its interests in joint operations by recognizing its share of assets, liabilities, revenues and expenses in accordance with its contractually conferred rights and obligations.

For all joint arrangements structured in separate vehicles the Group must assess the substance of the joint arrangement in determining whether it is classified as a joint venture or joint operation. This assessment requires the Group to consider whether it has rights to the joint arrangement’s net assets (in which case it is classified as a joint venture), or rights to and obligations for specific assets, liabilities, expenses, and revenues (in which case it is classified as a joint operation).

There is uncertainty regarding Management’s estimates of the Group’s ability to recover the carrying amounts of the investments in joint ventures, since such estimates depend on the joint ventures’ ability to generate sufficient funds to complete the development projects, the future outcome of the project deregulation process and the amounts and timing of the cash flows from projects, among other future events.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Management assesses whether there are impairment indicators and, if any, it performs a recoverability analysis.

Management estimates of the recoverability of these investments represent the best estimate based on available evidence, the existing facts and circumstances, using reasonable and provable assumptions in the cash flow projections.

Therefore, the consolidated financial statements do not include adjustments that would be required if the Group were unable to recover the carrying amount of the above-mentioned assets by generating sufficient economic benefits in the future.

4.8. Property, plant and equipment

Property, plant and equipment items are initially recognized at cost. In addition to the purchase price, cost also includes costs directly attributable to such property, plant and equipment items. There are no unavoidable costs with respect to dismantling and removing items. The cost of property, plant and equipment items acquired in a business combination is their fair value at the acquisition date.

Depreciation is calculated using the straight-line method to allocate the property, plant or equipment items’ cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Research instruments: 3 to 10 years

Office equipment: 5 to 10 years

Vehicles: 5 years

Computer equipment and software: 3 years

Fixture and fittings: 10 years

Machinery and equipment: 5 to 10 years

Buildings: 50 years

However, for certain assets whose use is directly linked to the level of production, depreciation is determined using the units-of-production method, so that the depreciation expense reflects the actual pattern of consumption of the asset’s future economic benefits.

Useful lives and depreciation methods are reviewed every year as required by IAS 16.

Assets under items Land and Buildings, are accounted for at fair value arising from the last revaluation performed, applying the revaluation model indicated by IAS 16.

Starting with the fiscal year ended on June 30, 2024, the Group modified its Property, Plant, and Equipment valuation policy by changing the revaluation frequency for items classified under Buildings and Land. The revaluation must never exceed five years between each occurrence, in compliance with the maximum periods established by accounting standards, or whenever there are indications that the carrying amount differs significantly from the amount that could be determined using fair value at the end of the reporting year.

To obtain fair values, the existence or not of an active market is considered for the assets in their current status. For those assets for which an active market in their current status exists, the fair values were determined based on their market values. For the remaining cases, the market values of comparable new assets are analyzed, applying a discount based on the status and wear of each asset and considering the characteristics of each of the revalued assets (for example, improvements made, maintenance status, level of productivity, use, etc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The Group carries certain classes of property, plant and equipment under the revaluation model under IAS 16. The revaluation model requires that the Group carry property, plant and equipment at revalued amounts, being fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires that the Group carry out these revaluations with sufficient regularity so that the carrying amounts of its property, plant and equipment do not differ materially from that which would be determined using fair value at the end of a reporting period. The determination of fair value at the date of revaluation requires judgments, estimates and assumptions based on market conditions prevailing at the time of any such revaluation. Changes to any of the Group’s judgments, estimates or assumptions or to the market conditions subsequent to a revaluation will result in changes to the fair value of property, plant and equipment.

The Group prepares the corresponding revaluations on a regular basis taking into account the work of independent appraisers. The Group uses different valuation techniques depending on the class of property being valued. Generally, the Group determines the fair value of its industrial buildings and warehouses based on a depreciated replacement cost approach. The Group determines the fair value of its land based on active market prices adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group may use alternative valuation methods, such as recent prices in less active markets.

Property valuation is a significant area of estimation uncertainty. Fair values are prepared regularly by Management, taking into account independent valuations. The determination of fair value for the different classes of property, plant and equipment is sensitive to the selection of various significant assumptions and estimates. Changes in those significant assumptions and estimates could materially affect the determination of the revalued amounts of property, plant and equipment. The Group utilizes historical experience, market information and other internal information to determine and/or review the appropriate revalued amounts.

The following are the most significant assumptions used in the preparation of the revalued amounts for its classes of property, plant and equipment:

a) Land: The Group generally uses the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. The Group typically uses comparable land sales in the same location to assess appropriateness of the value of its land.

b) Industrial buildings and warehouses: The Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include, but are not limited to, construction materials, labor costs, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. A 5% increase or decrease in the construction costs or the estimate of normal wear and tear relating to such assets could have an impact of $ 1.2 million on their revalued amounts.

Increases in the carrying amounts arising on revaluation of land and buildings are recognized, net of tax, in other comprehensive income and accumulated in reserves in shareholders’ equity. To the extent that the increase reverses a decrease previously recognized in profit or loss, the increase is first recognized in profit or loss. Decreases that reverse previous increases of the same asset are first recognized in other comprehensive income to the extent of the remaining surplus attributable to the asset; all other decreases are charged to profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

4.9. Leases

Leases are recognized as a right-of-use asset and corresponding liability at the date of which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

In determining the lease term, we consider all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Short term leases are recognized on a straight-line basis as an expense in the income statement.

At initial recognition, the right-of-use asset is measured considering the value of the initial measurement of the lease liability; any lease payments made at or before the commencement date, less any lease incentives; and any initial direct costs incurred by the lessee. After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability. Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract.

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date; amounts expected to be payable by the lessee under residual value guarantees; the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease; and fixed payments, less any lease incentives receivable. After the commencement date, we measure the lease liability by increasing the carrying amount to reflect interest on the lease liability; reducing the carrying amount to reflect lease payments made; and re-measuring the carrying amount to reflect any reassessment or lease modifications.

The above-mentioned inputs for the valuation of the right of use assets and lease liabilities including the determination of the contracts within the scope of the standard, the contract term ant interest rate used in the discounted cash flow involved a management’s estimations.

4.10. Intangible assets

a) Externally acquired intangible assets

Externally acquired intangible assets are initially recognized at acquisition date fair value (which is considered as their cost). After initial recognition, those assets are measured at cost less accumulated amortization and accumulated impairment losses.

Intangible assets acquired from third parties have an estimated useful life as follows (in years):

Software: 3 years

Trademarks and patents: 5 years

Certification ISO Standards: 3 years

Useful lives and amortization methods are reviewed every year as required by IAS 38.

To value acquired intangible assets, valuation techniques generally accepted in the market are applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

b) Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalized if it can be demonstrated that:

-	It is technically feasible to develop the product for it to be sold;

-	Adequate resources are available to complete the development;

-	There is an intention to complete and sell the product;

-	The Group is able to sell the product;

-	Sale of the product will generate future economic benefits; and

-	Expenditure on the project can be measured reliably.

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the consolidated statement of profit or loss and other comprehensive income as incurred.

Capitalized development costs are amortized using the straight-line method over the periods the Group expects to benefit from selling the products developed.

Useful lives and amortization methods are reviewed every year as required by IAS 38.

The research and development process can be divided into several discrete steps or phases, which generally begin with discovery, validation and development and end with regulatory approval and commercial launch. The process for developing seed traits is relatively similar for both GM and non-GM traits. However, the two differ significantly in later phases of development. For example, obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for non-GM seeds. Although breeding programs and industrial biotechnology solutions may have shorter or simpler phases than those described below, the Group has used the industry consensus for seed-trait development phases to characterize its technology portfolios, which is generally divided into the following six phases:

i) Discovery: The first phase in the technology development process is the discovery or identification of candidate genes or genetic systems, metabolites, or microorganisms potentially capable of enhancing specified plant characteristics or enabling an agro-industrial biotech solution.

ii) Proof of concept: Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to the proof-of-concept phase. The goal of this phase is to validate a technology within the targeted organism before moving forward with technology escalation activities or extensive field validation.

iii) Early development: In this phase, field tests commenced in the proof-of-concept phase are expanded to evaluate various permutations of a technology in multiple geographies and growing cycles, as well as other characteristics in order to optimize the technology’s performance in the targeted organisms. The goal of the early development phase is to identify the best mode of use of a technology to define its performance concept.

iv) Advanced development and deregulation: In this phase, extensive field tests are used to demonstrate the effectiveness of the technology for its intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of modified plants. For solutions involving microbial fermentation, industrial-scale runs are conducted.

v) Pre-launch: This phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology. The range of activities in this phase includes seed increases, pre-commercial production, and product and solution testing with selected customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

vi) Product launch: In general, this phase, which is the last milestone of the research and development process, is carried out by the Group, the joint ventures and/or the Group’s technology licensees. When technology is commercialized through the joint ventures or technology licensees, a successful product launch will trigger royalty payments to the Group, which are generally calculated as a percentage of the net sales realized by the technology and captured upon commercialization.

Demonstrability of technical feasibility generally occurs when the project reaches the “advanced development and deregulation” phase because at this stage success is considered to be probable.

c) Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at acquisition date fair value (which is considered as their cost). After initial recognition, those assets are measured at cost less accumulated amortization and accumulated impairment losses in the same manner as intangible assets acquired separately.

Intangible assets acquired in a business combination have an estimated useful life as follows (in years):

Product development: 5 - 15 years

Trademarks: 20 years

Customer loyalty: 14 - 26 years

To value intangible assets acquired from a business combination, valuation techniques generally accepted in the market were applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

4.11. Investment properties

Investment properties shall be measured initially at its cost. The cost of a purchased investment property comprises its purchase price and any directly attributable expenditure. Directly attributable expenditure includes, for example, professional fees for legal services, property transfer taxes and other transaction costs.

In the measurement after initial recognition, the Group has chosen the cost model for all investment property.

4.12. Financial assets and liabilities

The Group measures its financial assets and liabilities at initial recognition at fair value and subsequently at amortized cost using the effective interest method.

The Group has not irrevocably designated a financial asset or liability as measured at fair value through profit or loss to eliminate or significantly reduce a measurement or recognition inconsistency.

Financial assets or liabilities at fair value through profit or loss are measured at fair value through profit and loss due to the business model used in their negotiation and/or the contractual characteristics of their cash flows.

The Group makes estimates of collectability of its recorded receivables. Management analyzes trade account receivables in accordance with conventional criteria, adjusting the amount through a charge of an allowance for bad debts upon recognition of the inability of third parties to afford their financial obligations to the Group. Management specifically analyzes the accounts receivable, the historical bad debts, solvency of customers, current economic trends and the changes to the payment conditions of customers to assess the adequate allowance for bad debts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

4.13. Borrowings

The Group measures its borrowings at initial recognition at fair value and, subsequently, are measured at amortized cost using the effective interest rate method.

Borrowing costs, either generic or specific, attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale (qualifying assets) are included in the cost of the assets until the moment that they are substantially ready for use or sale. Income earned on the temporary investments of funds generated in specific borrowings still pending use in the qualifying assets, are deducted from the total of financing costs potentially eligible for capitalization.

All other loan costs are recognized under financial costs, through profit and loss.

4.14. Convertible notes

The convertible notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity component was measured as the residual amount that results from deducting the fair value of the liability component from the initial carrying amount of the instrument. The fair value of the consideration of the liability component was measured first at the fair value of a similar liability (including any embedded non-equity derivative features, such as an issuer’s call option to redeem the bond early) that does not have any associated equity conversion option.

The Group considers that if the instrument meets the ‘fixed for fixed’ condition, as the strike price is pre-determined at inception and only varies over time, and it is therefore classified as equity. As regards to the mandatory conversion feature, as it is a contingent settlement provision, the Group decided to measure the liability component at initial recognition, based on its best estimate of the present value of the redemption amount and allocated the residual to the equity component.

4.15. Employee benefits

Employee benefits are expected to be settled wholly within 12 months after the end of the reporting period and are presented as current liabilities.

The accounting policies related to incentive payments based on shares are detailed in Note 4.20.

4.16. Provisions

The Group has recognized provisions for liabilities of uncertain timing or amount. The provision is measured at the best estimate of the expenditure required to settle the obligation at the end of the reporting period, discounted at a pre-tax rate reflecting current market assessments of the time value of money and risks specific to the liability.

4.17. Change in ownership interest in subsidiaries without change of control

Transactions with non-controlling interest that do not result in a loss of control are accounted for as equity transactions - ie., as transactions with the owners in their capacity as owners. The recorded value corresponds to the difference between the fair value of the consideration paid and/or received and the relevant share acquired and/or transferred of the carrying value of the net assets of the subsidiary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

4.18. Revenue recognition

Revenue is recognized when control has been transferred to the buyer. Transfers of control vary depending on the individual terms of the sales contract. Revenues are recognized when control of the products has been transferred, which generally means that the products have been delivered to the customer and there is no unfulfilled obligation that could affect a customer’s acceptance of the products. Generally, acceptance occurs upon shipment or delivery, but ultimately depends on the terms of the underlying contracts. The customer is then invoiced at the agreed-upon price with the usual payment terms for each geographical region. Those payment terms do not contain a significant financing component.

The timing of performance sometimes differs from the timing that the associated consideration is received from the customer, thus resulting in the recognition of a contract asset or contract liability. We recognize a contract liability if the customer’s payment of consideration is received prior to completion of our related performance obligation.

As a part of our customary business practices, we offer a number of sales incentives to our customers, including volume discounts, retailer incentives, prepayment options and other product rebates. For all such contracts that include any variable consideration, we estimate the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method, depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Although determining the transaction price for consideration requires significant judgment, we have meaningful historical experience with incentives provided to customers and estimate the expected consideration in view of historical patterns of incentive payouts. These estimates are reassessed each reporting period.

We also offer an assurance warranty, which gives customers a refund or exchange right in the case the delivered product does not conform to specifications. Replacement products are accounted for under the warranty guidance if the customer exchanges one product for another of the same type, quality, and price. We have significant experience with historical return patterns and use this experience to include returns in the estimate of transaction price.

With respect to services, we mainly provide R&D and seed treatment services. Revenue associated with services is recognized by reference to the stage of completion of the transaction at the end of the reporting period. Each of the services to be provided has a detailed work plan in which all activities to be rendered are listed. The stage of completion for services is determined in accordance with the execution of the performed tasks listed in the respective work plan. The level of execution of such services is provided by our technical experts, who provide information relating to the transfer of goods or services. We have no material revenue for services that cannot be reliably estimated.

Revenue for usage-based royalties relating to licensed intellectual property rights is recognized at the later of when the performance obligation is satisfied and when a sale or use occurs.

Typically, our average payment terms range from 130 to 160 days at a consolidated level. Longer terms may be granted in limited circumstances; however, the effects of such sales are not material to our consolidated financial statements. Those payment terms do not contain a significant financing component.

4.19. Current and deferred income tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the Consolidated statement of financial position differs from its tax base, except for differences arising on:

-	The initial recognition of goodwill;

-	The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and

-	Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the deferred tax liabilities / (assets) are settled / (recovered).

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

-	The same taxable entity within the Group, or

-	Different entities within the Group which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

4.20. Share-based payments

Certain executives and directors of the Group were granted incentives in the form of shares and options to purchase Bioceres Crop Solutions shares as consideration for services.

The cost of these share-based transactions is determined based on their fair value at the date upon which such incentives are granted using a valuation model that is appropriate in the circumstances.

This cost is recognized as an expense together with an increase in equity throughout the period in which the service or performance conditions are satisfied (i.e., the vesting period). The accumulated expense recorded in connection with these transactions at the end of each year until the vesting date reflects the time elapsed between the vesting period and Management’s best estimate of the number of equity instruments that will vest. The charge to income/loss for the period represents the variation in the accumulated expense recorded between the beginning and the end of the year.

Non-market related service and performance conditions are not taken into account when determining the grant date fair value of the equity instruments, but the probability that the conditions are fulfilled is assessed as part of Management’s best estimate of the number of equity instruments that will vest. Market-related performance conditions are reflected in the grant date fair value. Any other conditions related to equity-settled share-based payment transactions but without a service requirement are considered as non-vesting conditions. Non-vesting conditions are reflected in the fair value of the equity instruments and are charged to income/loss immediately unless there are service and/or performance conditions as well.

No amount is recognized for transactions that will not vest because non-market related performance conditions and/or service conditions were not satisfied. When transactions include market-related conditions or non-vesting conditions, the transactions are considered to be vested, irrespective of whether a market-related condition or the non-vesting condition is satisfied, provided that all the other performance and/or service conditions are met.

When the terms and conditions of an equity-settled share-based payment transaction are modified, the minimum expense recognized is the grant date fair value, unmodified, provided that the original terms have been complied with. An additional expense, measured at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.

When the transaction is settled by the Bioceres Crop Solutions or by the counterparty, any remainder of the fair value is charged to income immediately.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The dilutive effect of current options is considered in the calculation of the diluted earnings per share.

The estimate of the fair value of equity-settled share-based payment transactions requires a determination to be made of the most adequate option pricing model to apply depending on the terms and conditions of the arrangement. This estimate also requires a determination of those factors most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses are made. The Group measures the fair value of these transactions at the grant date applying the Black-Scholes formula adjusted to consider the possible dilutive effect of the future exercise of the share options granted on their estimated fair value at grant date, as established in paragraph B41 of IFRS 2.

5. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below.

Critical estimates

-	Impairment testing of intangible assets not yet available for use, with indefinite useful lives or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable (Note 4.6).

-	Impairment of goodwill (Notes 4.6).

-	Identification and fair value of identifiable intangible assets arising in acquisitions (Note 4.10 c).

6. ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS

Natal Agro S.R.L.

On June 10, 2024, we acquired a controlling interest in Natal Agro S.R.L (“Natal”), an Argentine company that breeds and develops corn varieties. The interest acquired is represented by a total of 116,225 shares of AR$ 10 nominal value each, representing 51% of equity and voting interest.

The consideration for the acquisition was $0.22 million in cash and the commitment to carrying out, at our own expense, the regulatory activities for HB4 corn to obtain authorization for its commercialization in Argentina, and the regulatory activities for HB4 corn in Brazil, once the commercialization strategy of HB4 corn in Brazil has been defined by the Company.

Fair value of the consideration of payment

Cash payment	215,415
Regulatory activities	727,985
Total consideration	943,400

The consideration of payment was measured at fair value, which was calculated as the sum of cash paid and the acquisition-date fair values of the regulatory services to be provided. The fair values measured were based on discounting future cash flow using market discount rates. The difference between fair value and nominal value of consideration will be recognized as finance cost over the period the consideration will be paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Assets acquired, liabilities assumed, and non-controlling interest recognized

Cash and cash equivalents	252,923
Other financial assets	73,950
Trade receivables	596,463
Other receivables	288,861
Income and minimum presumed recoverable income taxes	19,998
Inventories	4,031,412
Property, plant and equipment	816,576
Intangible assets	2,217,985
Right of use asset	168,988
Trade and other payables	(2,302,332)
Borrowings	(743,279)
Employee benefits and social security	(23,346)
Deferred revenue and advances from customers	(2,515)
Provisions	(355,898)
Lease liabilities	(168,988)
Deferred tax liabilities	(996,824)
Total net assets identified	3,873,974

Non-controlling interest	(1,898,247)

Gain from a bargain purchase	(1,032,327)

Total consideration	943,400

The business combination was executed in a context of financial setbacks faced by the acquired company. To address these, in addition to the initial cash payment, Bioceres has committed to providing a working capital loan of up to $3 million to help alleviate the financial strain.

Bioceres will also provide regulatory services related to its proprietary technologies, which will enable strategic business development for Natal and create a new product pipeline leveraging Bioceres’ technology. Specifically, Bioceres has agreed to grant Natal an exclusive license for certain technologies to be applied to corn, with Natal committing to pay 15% of the revenues generated from this technology.

Since the issuance of the annual financial statements for the period ending June 30, 2024, we have revisited the fair value of the services we committed to providing in exchange for payment and have concluded in the identification and valuation of specific intangible assets.

As required by the standards, measurement period adjustments are incorporated into the business combination accounting. The effect of the adjustment corresponds to the identification of an intangible asset for an amount of $0.8 million (net of deferred income tax liability and non-controlling interest of $0.5 million and $0.8 million, respectively) and a change in the fair value of the consideration by $0.4 million, generating a bargain purchase gain of $1.0 million as opposed to the $0.2 million goodwill recognized as of June 30, 2024. Comparative prior period information in the financial statements has been updated to reflect these adjustments, as if the business combination had been fully accounted for on the acquisition date.

Non-controlling interest was measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7. INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

7.1. Cash and cash equivalents

	06/30/2025	06/30/2024

Cash at bank and on hand	19,488,145	24,973,048
Mutual funds	13,206,934	19,500,222
	32,695,079	44,473,270

7.2. Other financial assets

	06/30/2025	06/30/2024
Current
US Treasury bills	-	1,993,668
Mutual funds	144,606	6,658,805
Shares of Moolec Science S.A.	976,425	1,530,375
Other investments	919,007	1,512,680
	2,040,038	11,695,528

	06/30/2025	06/30/2024
Non-current
Shares of Bioceres Group PLC.	-	444,473
Other investments	58	190,080
	58	634,553

On June 16, 2025, Bioceres Group Limited (formerly Bioceres Group PLC), Moolec Science SA (“Moolec”), and other companies completed a Business Combination, resulting in an expanded corporate structure with Moolec as the parent company. As part of this transaction, the 57,600 shares we previously held in Bioceres Group PLC were converted into Moolec shares at a conversion ratio of 0.315, net of taxes.

Following the merger, Moolec—through its stake in Bioceres Group Limited—initially acquired approximately 35% of our shares. However, as of September 18, 2025, Bioceres Group Limited reported a reduced ownership interest of 14.9%.

7.3. Trade receivables

	06/30/2025	06/30/2024
Current
Trade debtors	171,840,254	205,057,590
Allowance for impairment of trade debtors	(13,847,745)	(7,050,280)
Shareholders and other related parties (Note 17)	122	141,224
Allowance for credit notes to be issued	(711,663)	(2,905,624)
Trade debtors - Joint ventures and associates (Note 17)	4,179	782,142
Deferred checks	8,574,786	11,295,922
	165,859,933	207,320,974

	06/30/2025	06/30/2024
Non-current
Trade debtors	2,123,463	-
Allowance for impairment of trade debtors	(275,718)
Shareholders and other related parties (Note 17)	249,579	-
Trade debtors - Joint ventures and associates (Note 17)	409,510	-
	2,506,834	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The book value is reasonably approximate to the fair value given its short-term nature.

Variations in the allowance for uncollectible trade receivables are reported in Note 7.17.

7.4. Other receivables

	06/30/2025	06/30/2024
Current
Taxes	8,884,305	5,019,659
Shareholders and other related parties (Note 17)	77,045	-
Other receivables - Joint ventures and associates (Note 17)	200,000	207,449
Prepayments to suppliers	5,834,158	10,242,075
Prepaid expenses and other receivables	251,590	1,594,152
Miscellaneous	614,883	1,235,337
	15,861,981	18,298,672

	06/30/2025	06/30/2024
Non-current
Taxes	576,538	752,045
Shareholders and other related parties (Note 17)	2,698,047	-
Other receivables - Joint ventures and associates (Note 17)	18,947,793	15,495,543
Reimbursements over exports	1,204,269	1,461,038
Loans receivables	230,000	230,000
Miscellaneous	3,883	18,495
	23,660,530	17,957,121

In June 2024, we supplied Moolec Science SA (“Moolec”) with an amount of HB4 soy equivalent to US$6.6 million, pursuant to a binding memorandum of understanding dated 15 October 2023. In September 2024, we subsequently entered into a HB4 Soy Supply Agreement and a note purchase agreement (the “Note Purchase Agreement”) with Moolec and Moolec issued convertibles notes to us in an aggregate principal amount of $6.6 million (the “Moolec Convertible Notes”).

The Moolec Convertible Notes will mature 36 months after and include a “payment-in-kind” feature. If the trading price of Moolec’s ordinary shares exceeds the strike price of $6.00 per ordinary share for 10 trading days, we have the option to exercise the early conversion option pursuant to which the principal amount outstanding under the Moolec Convertible Notes may be converted into ordinary shares of Moolec at the strike price. At maturity, Moolec has the option to convert the principal amount outstanding under the Moolec Convertible Notes into ordinary shares. In connection with our early conversion option and Moolec’s optional conversion at maturity, Moolec may deliver ordinary shares, cash, or a combination of cash and ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.5. Inventories

	06/30/2025	06/30/2024

Seeds	5,317,730	5,967,231
Resale products	42,228,777	53,788,333
Manufactured products	13,648,705	26,081,250
Goods in transit	6,024,201	5,618,540
Supplies	19,286,246	22,546,093
Agricultural products	4,612,064	15,015,884
Allowance for obsolescence	(3,506,454)	(3,087,563)
	87,611,269	125,929,768

Net of agricultural products	82,999,205	110,913,884

The roll-forward of allowance for obsolescence is in Note 7.17. Inventories recognized as an expense during the years ended June 30, 2025, 2024 and 2023 amounted to $1,548, $0,587 and $1.066 million, respectively. Those expenses were included in cost of sales.

7.6. Biological assets

Changes in Biological assets:

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the year	-	-	220,682	73,452	-	294,134
Initial recognition and changes in the fair value of biological assets at the point of harvest	593,001	435,725	579,313	158,080	(1,256)	1,764,863
Costs incurred during the year	1,959,381	1,814,249	444,303	162,342	55,063	4,435,338
Decrease due to harvest/disposals	(1,275,688)	(1,148,288)	(1,244,298)	(393,874)	(53,807)	(4,115,955)
Year ended June 30, 2025	1,276,694	1,101,686	-	-	-	2,378,380

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the year	-	-	87,785	59,057	-	146,842
Initial recognition and changes in the fair value of biological assets at the point of harvest	(352,199)	(32,674)	231,526	106,605	996	(45,746)
Costs incurred during the year	1,423,732	792,235	220,679	73,452	137,680	2,647,778
Decrease due to harvest/disposals	(1,071,533)	(759,561)	(319,308)	(165,662)	(138,676)	(2,454,740)
Year ended June 30, 2024	-	-	220,682	73,452	-	294,134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.7. Property, plant and equipment

Property, plant and equipment as of June 30, 2025 and 2024, included the following:

Class	Net carrying amount 06/30/2024	Additions	Transfers	Disposals	Depreciation of the year	Foreign currency translation	Net carrying amount 06/30/2025
Office equipment	410,338	39,611	-	(4,791)	(78,901)	3,194	369,451
Vehicles	2,200,349	35,915	-	(17,239)	(882,264)	1,023	1,337,784
Equipment and computer software	507,469	65,953	-	(323)	(256,198)	14,862	331,763
Fixtures and fittings	2,786,470	9,084	225,338	(6,789)	(860,822)	6,350	2,159,631
Machinery and equipment	16,710,328	563,352	122,653	(143,947)	(2,891,448)	80,931	14,441,869
Land and buildings	39,677,902	-	348,085	-	(1,021,176)	71,315	39,076,126
Buildings in progress	12,280,422	5,264,663	(696,076)	-	-	9,753	16,858,762
Total	74,573,278	5,978,578	-	(173,089)	(5,990,809)	187,428	74,575,386

Class	Net carrying amount 06/30/2023	Additions	Additions from business combination	Reclassification from Investment properties	Disposals	Depreciation of the year	Foreign currency translation	Net carrying amount 06/30/2024
Office equipment	263,892	235,900	2,242	-	-	(77,639)	(14,057)	410,338
Vehicles	2,032,853	904,798	173,190	-	(1,677)	(908,040)	(775)	2,200,349
Equipment and computer software	174,399	702,842	462	-	(8,184)	(333,521)	(28,529)	507,469
Fixtures and fittings	2,862,949	703,027	28,672	-	6,295	(812,810)	(1,663)	2,786,470
Machinery and equipment	14,463,756	5,459,571	1,084	-	(154,492)	(2,649,074)	(410,517)	16,710,328
Land and buildings	36,144,792	1,835,054	-	3,222,044	53,217	(982,165)	(595,040)	39,677,902
Buildings in progress	11,911,194	72,480	610,926	-	(106,421)	-	(207,757)	12,280,422
Total	67,853,835	9,913,672	816,576	3,222,044	(211,262)	(5,763,249)	(1,258,338)	74,573,278

The depreciation charge is included in Notes 8.3 and 8.4. The Group has no commitments to purchase property, plant and equipment items.

A detail of restricted assets is provided in Note 20.

Revaluation of property, plant and equipment

The Group updates frequently their assessment of the fair value of its land and buildings taking into account the most recent independent valuations and market data. Last valuations were performed as of June 30, 2023. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

All resulting fair value estimates for properties are included in level 2 or 3 depending on the methodology used.

The following are the carrying amounts that would have been recognized if land and building were stated at cost.

Class of property	06/30/2025	06/30/2024
Land and buildings	28,304,611	27,876,636

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.8. Intangible assets

Intangible assets as of June 30, 2025 and 2024 included the following:

Class	Net carrying amount 06/30/2024	Additions	Transfers/ Disposals	Amortization of the year	Foreign currency translation	Net carrying amount 06/30/2025
Seed and integrated products
HB4 technology and breeding program (*)	35,574,371	3,164,283	-	(2,274,483)	-	36,464,171
Integrated seed products (*)	2,681,826	-	-	(194,339)	38,923	2,526,410
Crop nutrition
Microbiological products	41,187,249	286,665	3,605,198	(1,511,420)	3,126	43,570,818
Microbiological products in progress	10,452,861	5,163,500	(3,706,661)	-	-	11,909,700
Other intangible assets
Trademarks and patents	48,028,369	158,557	(122,305)	(4,080,753)	-	43,983,868
Trademarks and patents with indefinite useful lives	9,922,989	-	122,305	-	-	10,045,294
Software	1,827,983	16,222	146,839	(676,995)	(102)	1,313,947
Software in progress	580,728	176,064	(146,839)	-	-	609,953
Customer loyalty	21,636,760	-	-	(1,368,659)	-	20,268,101
RG/RS/OX Wheat in progress	5,000,000	6,528,899	-	(1,048,082)	-	10,480,817
Total	176,893,136	15,494,190	(101,463)	(11,154,731)	41,947	181,173,079

(*)	Intangible assets with definite useful lives included in the Bioceres Crops CGU were tested for impairment following events or changes in circumstances indicating that their carrying amount may not be recoverable. The triggering event was a change in the business model for HB4, shifting toward expanding and reinforcing the standard licensing-based commercial model. The impairment test concluded that the estimated recoverable amount of the Bioceres Crops CGU exceeded its carrying amount. For further details, see Note 7.9.

Class	Net carrying amount 06/30/2023	Additions	Additions from business combination	Transfers	Amortization of the year	Foreign currency translation	Net carrying amount 06/30/2024
Seed and integrated products
HB4 technology and breeding program	31,679,681	5,986,682	-	-	(2,091,992)	-	35,574,371
Integrated seed products	2,841,008	-	-	-	(191,559)	32,377	2,681,826
Crop nutrition
Microbiological products	37,295,460	-	-	7,610,115	(3,718,326)	-	41,187,249
Microbiological products in progress	12,213,341	5,869,084	-	(7,610,115)	-	(19,449)	10,452,861
Other intangible assets
Trademarks and patents	51,933,444	44,073	122,305	-	(4,071,453)	-	48,028,369
Trademarks and patents with indefinite useful lives	7,827,309	-	2,095,680	-	-	-	9,922,989
Software	1,638,519	585,313	-	276,128	(670,514)	(1,463)	1,827,983
Software in progress	349,171	507,685	-	(276,128)	-	-	580,728
Customer loyalty	23,006,023	-	-	-	(1,369,263)	-	21,636,760
RG/RS/OX Wheat in progress	5,000,000	-	-	-	-	-	5,000,000
Total	173,783,956	12,992,837	2,217,985	-	(12,113,107)	11,465	176,893,136

The amortization charge is included in Notes 8.3 and 8.4.

There are no intangibles assets whose use has been restricted or which have been delivered as a guarantee. The Group has not assumed any commitments to acquire new intangibles.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

There is an inherent material uncertainty related to management’s estimation of the ability of the Group to recover the carrying amounts of internally generated intangible assets, because it is dependent upon Group`s ability to raise sufficient funds to complete the projects development, the future outcome of the regulatory process, and the timing and amount of the future cash flows generated by the projects, among other future events.

Management’s estimations about the demonstrability of the recognition criteria for these assets and the subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and using reasonable and supportable assumptions in cash flow projections. Therefore, the Consolidated financial statements do not include any adjustments that would result if the Group were unable to recover the carrying amount of the above-mentioned assets through the generation of enough future economic benefits.

The Group is required to perform an annual impairment test for non-depreciating assets, either because they are not available for use, have indefinite useful lives, or for other intangible assets when events or changes in circumstances indicate that their carrying amount may not be recoverable. The recoverable amount is determined based on calculations of value in use. This method requires estimating future cash flows and determining a discount rate to calculate the present value of those cash flows.

Management has made the estimates considering the cash flow projections projected by the management. All key assumptions values reflect past experience or, if appropriate, are consistent with external sources of information.

Key assumption	Management’s approach
Discount rate	The discount rate applied was either 16.39% or 11.56%, depending on the target market.

The weighted average cost of capital (WACC) was estimated using the market capital structure plus 2% of risk premium which reflect the higher risk associated with intangible assets.

For the cost of equity, the discount rate is estimated based on the Capital Asset Pricing Model (CAPM).
Market share, product prices and royalties.	The projected revenue from the products and services of the CGUs has been estimated by the management based on market penetration data for comparable products and technologies and on future expectations of foreseen economic and market conditions.

The prices and royalties estimated in the revenue projections are based on current and projected market prices for the products and services of the CGUs.

A projection horizon longer than five years was adopted, as the GGUs are linked to biological products that require extended development and regulatory approval timelines across multiple target countries. Due to the nature of these products and the maturity level of the markets involved, a longer time frame is essential to reasonably capture the expected cash flows and the time needed to reach commercial readiness and registration milestones. Projected range period used: 8-18 years.

Management estimates that any reasonably possible change in any of these key assumptions would not cause the aggregate carrying amount of the CGU to exceed its recoverable amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.9. Goodwill

	06/30/2025	06/30/2024

Rizobacter Argentina S.A.	28,080,271	28,080,271
Bioceres Crops S.A.	7,523,322	7,523,322
Pro farm Group, Inc.	76,089,749	76,089,749
Insumos Agroquímicos S.A.	470,090	470,090
	112,163,432	112,163,432

The Group is required to test whether goodwill has suffered any impairment on an annual basis. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

There is an inherent material uncertainty related to management’s estimation of the ability of the Group to recover the carrying amounts of goodwill, because it is dependent upon Group`s ability to raise sufficient funds to complete the projects development, the future outcome of the regulatory process, and the timing and amount of the future cash flows generated by the projects, among other future events.

Rizobacter CGU. This CGU is composed of all revenues collected through Rizobacter from the production and sale of proprietary and third-party products, both in the domestic and international markets. Additionally, Rizobacter generates revenue from the formulation, fragmentation and resale of third-party products.

Bioceres Crops CGU. This CGU is composed of the expected revenues from the commercialization of intensive R&D products associated to HB4.

Insuagro CGU. This CGU is composed of all revenues collected through Insuagro from the production and sale of proprietary and third-party products in the domestic markets.

Pro Farm CGU. This CGU is composed of all revenues collected through Pro Farm from the production and sale of proprietary and third-party products, both in the domestic and international markets.

Management has made the estimates considering the cash flow projections projected by the management and third-party valuation reports on the assets, intangible assets and liabilities assumed. All key assumptions values reflect past experience or, if appropriate, are consistent with external sources of information. The key assumptions utilized are the following:

Key assumption	Management’s approach
Discount rate	The discount rate used ranges was 14.11 % for Rizobacter UGE and for Bioceres Crops UGE, and 9.28 % for Pro Farm UGE due to the target market.

The weighted average cost of capital (“WACC”) rate has been estimated based on the market capital structure.

For the cost of equity, the discount rate is estimated based on the Capital Asset Pricing Model (CAPM).
Market share, product prices and royalties.	The projected revenue from the products and services of the CGUs has been estimated by the management based on market penetration data for comparable products and technologies and on future expectations of foreseen economic and market conditions.

The prices (Rizobacter CGU and Pro Farm CGU) and royalties (Bioceres Crops CGU) estimated in the revenue projections are based on current and projected market prices for the products and services of the CGUs.
Terminal value	Rizobacter CGU and Bioceres Crops CGU: The growth rate used to extrapolate the future cash flow projections to terminal period is 2%. Pro Farm CGU: EBITDA multiple (10x)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The period used for projection was 5 years, except those GGUs that are linked to biological products that require extended development and regulatory approval timelines across multiple target countries. Due to the nature of these products and the maturity level of the markets involved, a longer time frame is essential to reasonably capture the expected cash flows and the time needed to reach commercial readiness and registration milestones. Projected range period used: 8-18 years.

Rizobacter CGU: If, as of June 30, 2025, the market share used in the value-in-use calculation for Rizobacter’s CGU had been 5% lower, the post-tax discount rate applied to the cash flow projections had been 2% higher, and the terminal growth rate had been 0.5% lower than management’s estimates, the Group would have been required to recognize an impairment loss of $24.7 million against the carrying amount of goodwill.

Bioceres Crops CGU: had the market share used in the value-in-use calculation as of June 30, 2025 been 5% lower, and the post-tax discount rate 2% higher than management’s estimates, the Group would have been required to recognize an impairment loss of $3.5 million against the carrying amount of goodwill.

Pro Farm CGU: If the market share used in the value-in-use calculation for Pro Farm’s CGU had been 5% lower, and the post-tax discount rate applied to the cash flow projections had been 1% higher than management’s estimates as of June 30, 2025, the Group would have recognized an impairment loss of $34.4 million against the carrying amount of goodwill.

7.10. Investment properties

	06/30/2025	06/30/2024

Investment properties	570,324	560,783
	570,324	560,783

The book value of the investment property does not differ significantly from its fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.11. Trade and other payables

	06/30/2025	06/30/2024

Trade creditors	87,073,151	108,307,192
Shareholders and other related parties (Note 17)	286,172	37,985
Trade creditors - Parent company (Note 17)	878,874	729,171
Trade creditors - Joint ventures and associates (Note 17)	3,625,406	52,888,732
Taxes	3,283,856	5,647,550
Miscellaneous	1,285,145	1,121,839
	96,432,604	168,732,469

Non-current
Trade creditors	4,785,300	-
Trade creditors - Joint ventures and associates (Note 17)	43,696,426	-
	48,481,726	-

The trade and other payables include debts with grain producers. These debts represent payment obligations contracted by purchase contracts, which give the producer the right to set the price at any time between the delivery date and a future date. Those debts that are not fixed at closing are valued at their fair value and debts with a price set by the producer at their amortized cost.

7.12. Borrowings

	06/30/2025	06/30/2024
Current
Bank borrowings	93,752,214	91,816,134
Corporate bonds	25,265,276	42,035,925
Trust debt securities	710,636	2,895,139
	119,728,126	136,747,198
Non-current
Bank borrowings	12,271,490	15,316,612
Corporate bonds	25,926,536	25,071,823
Trust debt securities	-	1,716,447
	38,198,026	42,104,882

The Group has a pre-approved financing program authorized by the Argentine National Securities Commission (Comisión Nacional de Valores – CNV), which allows for the issuance of public corporate bonds for up to $200 million. As of June 30, 2025, the Group had utilized $51 million under this program, with $149 million remaining available for future use. The facility remains fully discretionary and may be utilized as needed by the Group.

In January 2025, we completed a $20 million financing agreement with Coöperatieve Rabobank U.A. (“Rabobank”) The capital will be repaid in seven semi-annual installments between June 15, 2026, and June 15, 2029. The annual interest rate is Term SOFR plus a margin ranging from 5.15% to 6.15%, with interest payable semi-annually at the end of each interest period.

As a result of market conditions described in Note 2, our performance indicators were affected, leading us to exceed the thresholds established in Rabobank’s agreement for both the Net Financial Debt to EBITDA ratio and the Current Liquidity ratio. However, on September 5, 2025, we reached a waiver and amendment agreement under which Rabobank agreed to waive the breach of these ratios for the fiscal year ended June 30, 2025. Nevertheless, since the waiver was granted after the closing date of these financial statements, we are unable to demonstrate, as of June 30, 2025, an unconditional right to defer settlement of the liability for at least twelve months. Accordingly, we have reclassified the loan as a current liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

In addition to the waiver, the amendment sets forth the following key financial provisions that our subsidiary, Rizobacter, is required to comply with: (i) new progressive limits for the Net Financial Debt to EBITDA ratio, starting at 6.00x as of September 30, 2025, and gradually decreasing to 2.75x by September 30, 2027; (ii) a maximum gross financial debt cap, ranging between USD 105 million and USD 130 million on a quarterly basis; (iii) a restriction on granting new intercompany loans (financial or commercial) that exceed the amounts in effect at the time of signing the agreement, unless funds are provided by the parent company; and (iv) for the fiscal years ending in June 2026 and 2027, capital investments will be limited to maintenance purposes only.

The carrying value of some borrowings as of June 30, 2025 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	06/30/2025		06/30/2024
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	93,752,214	83,183,234	91,816,134	89,874,010
Corporate Bonds	25,265,276	22,529,823	42,035,925	41,492,963

Non-current
Bank borrowings	12,271,490	9,402,501	15,316,612	14,850,783
Corporate Bonds	25,926,536	18,732,545	25,071,823	23,845,583

7.13. Secured Notes

Secured Guaranteed Notes

The Secured Guaranteed Notes due 2026 bore interest at 9.0% from the issue date through 24 months after the issue date, 13.0% from 25 through 36 months after the issue date, and 14.0% from 37 through 48 months after the issue date. Interest was payable semi-annually.

On June 18, 2025, we entered into an amendment to the Secured Guaranteed Notes pursuant to which the aggregate principal amount increases from $26,437,485 to $29,081,233, with an annual interest rate of 19%, of which 14% is payable in cash and 5% in kind. The Company is required to make scheduled amortization payments of $1,000,000 on the last business day of each calendar month and may only be repurchased in full. Had the Company repurchased it on or before August 5, 2025, a 5% “Prepayment Premium” penalty would have applied. If the repurchase occurred after that date, the penalty increased to 10%. The Prepayment Premium also applied to payments made following acceleration.

The Secured Guaranteed Notes due 2026 had no conversion rights into our ordinary shares.

The carrying value the Secured Guaranteed Notes as of June 30, 2025, are measured at amortized cost. Its fair value does not differ significantly from the carrying amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Secured Convertible Guaranteed Notes

The Secured Guaranteed Convertible Notes were issued for a total principal amount of $55 million. The notes had a 4-year maturity and accrued interest at an annual rate of 9%, of which 5% was payable in cash and 4% in-kind. Up to maturity, the note holders could opt to convert the outstanding principal amount into common shares of Bioceres at a strike price of $18 per share. The Company had the option to repurchase the notes voluntarily 30 months after the issue date.

On June 18, 2025, we entered into an amendment to the Secured Convertible Guaranteed Notes pursuant to which the aggregate principal amount increases from $61,652,927 to $67,868,227, and the maturity date is extended to August 31, 2027. The notes carry an annual interest rate of 15%, of which 5% is payable in cash and 10% in kind. Noteholders have now the option to convert the outstanding principal amount of their Convertible Notes into common shares of the Company at a reduced strike price of $6 per share. If the Company raises more than $10,000,000 in common equity, the strike price resets to the lesser of (1) the then-applicable strike price or (2) the price per share at which the new shares are issued (or the weighted average price per share, if issued at varying prices). The Company may voluntarily repurchase the Convertible Notes; however, it must pay either a “Prepayment Premium Fee” or an “Equity Option Fee.” If the repurchase occurs on or before August 31, 2025, a 5% prepayment penalty applies. If the repurchase had occurred on or before August 31, 2025, a 5% prepayment penalty would have applied. If repurchased between September 1 and prior to October 1, 2025, the penalty would have increased to 7%. For repurchases on or after October 1, 2025, the applicable fee would be the full Equity Option Fee. Additionally, either the Prepayment Premium Fee or the Equity Option Fee will apply in the event of payments made following acceleration.

In accordance with the terms of the amendments, certain members of the Board of Directors were nominated by the noteholders of the Secured Convertible Guaranteed Notes. For as long as the Notes remain outstanding, they will have the right to nominate members to the Board of Directors. Accordingly, as of June 30, 2025, the outstanding balance is reported as amounts payable to related parties (see Note 17). Subsequently, both directors nominated by the noteholders resigned from the Company’s Board in connection with the delivery of a reservation of rights letter sent by Jasper Lake through its legal counsel.

The carrying value the Secured Guaranteed Notes as of June 30, 2025, are measured at amortized cost. Its fair value does not differ significantly from the carrying amount.

Furthermore, the Group’s financial covenants in both Secured Notes are being amended to reset the Consolidated Total Net Leverage Ratio and Interest Coverage Ratio to the following:

Consolidated Total Net Leverage Ratio

Fiscal Quarters ended March 31, 2025 and June 30, 2025: 5.00x

Fiscal Quarters ended September 30, 2025 and December 31, 2025: 4.33x

Fiscal Quarters ended March 31, 2026 through the Maturity Date: 3.75x

Interest Coverage Ratio

Fiscal Quarter ended March 31, 2025 and June 30, 2025: 1.50x

Fiscal Quarters ended September 30, 2025 and December 31, 2025: 1.75x

Fiscal Quarters ended March 31, 2026 through the Maturity Date: 2.00x

Although the financial covenants of the Notes were amended to reflect the market conditions described in Note 2, as of the end of this fiscal year, the updated ratios in the amendment have been exceeded. This is mainly due to profitability falling short of expectations, as well as the recognition of exceptional charges arising in response to the aforementioned market conditions—such as employee severance payments, higher bad debt expenses and inventory obsolescence primary due to our shift in our seed business strategy, among others. As of the date of issuance of this financial statement, the Company has not received any acceleration notice. However, as of June 30, 2025, we were unable to demonstrate an unconditional right to defer settlement of the liability for at least twelve months. Accordingly, the liability was reclassified as current for this reporting period, and a total of $4.8 million was accrued as a Prepayment Premium Fee, see Note 8.6, as described above. Discussions with the holders of the Convertible Notes are ongoing, and the Company is actively evaluating potential solutions to address this matter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.14. Employee benefits and social security

	06/30/2025	06/30/2024

Salaries, accrued incentives, vacations and social security	6,108,130	7,192,492
Key management personnel (Note 17)	65,882	148,466
	6,174,012	7,340,958

7.15. Deferred revenue and advances from customers

	06/30/2025	06/30/2024
Current
Advances from customers	4,282,668	3,335,740
Deferred revenue	-	587,400
	4,282,668	3,923,140
Non-current
Advances from customers	-	52,511
Deferred revenue	1,436,912	1,872,627
	1,436,912	1,925,138

7.16. Provisions

	06/30/2025	06/30/2024

Provisions for contingencies	1,267,572	1,255,702
	1,267,572	1,255,702

The Group has recognized a provision for probable administrative, judicial, and out-of-court proceedings that may arise in the ordinary course of business. This provision is based on a prudent approach, informed by professional legal advice and Management’s best estimate of the amount of these claims. These claims are not expected to have a material impact on the Group’s operating results, cash flows, or financial position.

There are no expected reimbursements related to the provisions.

The roll forward of the provision is in Note 7.17.

In order to assess the need for provisions and disclosures in its consolidated financial statements, Management considers the following factors: (i) nature of the claim and potential level of damages in the jurisdiction in which the claim has been brought; (ii) the progress of the eventual case; (iii) the opinions or views of tax and legal advisers; (iv) experience in similar cases; and (v) any decision of the Group`s management as to how it will respond to the eventual claim.

Due to the lack of precedent in similar cases, Management believes there is insufficient objective evidence to reliably determine the timing of any potential cash outflows. Nevertheless, the provision has been classified under current or non-current liabilities, applying a prudent criterion based on Management’s judgment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.17. Changes in allowances and provisions

Item	06/30/2024	Additions	Uses and reversals	Currency conversion difference	06/30/2025

DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(7,050,280)	(7,123,716)	-	50,533	(14,123,463)
Allowance for obsolescence	(3,087,563)	(1,547,723)	1,158,036	(29,204)	(3,506,454)

Total deducted from assets	(10,137,843)	(8,671,439)	1,158,036	21,329	(17,629,917)

INCLUDED IN LIABILITIES

Provisions for contingencies	(1,255,702)	(335,773)	309,793	14,110	(1,267,572)

Total included in liabilities	(1,255,702)	(335,773)	309,793	14,110	(1,267,572)

Total	(11,393,545)	(9,007,212)	1,467,829	35,439	(18,897,489)

Item	06/30/2023	Additions	Additions from business combination	Uses and reversals	Currency conversion difference	06/30/2024

DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(7,425,604)	(753,428)	-	777,558	351,194	(7,050,280)
Allowance for obsolescence	(2,492,499)	(586,515)	-	69,582	(78,131)	(3,087,563)

Total deducted from assets	(9,918,103)	(1,339,943)	-	847,140	273,063	(10,137,843)

INCLUDED IN LIABILITIES

Provisions for contingencies	(891,769)	(367,126)	(355,898)	393,073	(33,982)	(1,255,702)

Total included in liabilities	(891,769)	(367,126)	(355,898)	393,073	(33,982)	(1,255,702)

Total	(10,809,872)	(1,707,069)	(355,898)	1,240,213	239,081	(11,393,545)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

8. INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

8.1. Revenue from contracts with customers

	06/30/2025	06/30/2024	06/30/2023

Sale of goods and services	318,498,299	443,554,101	385,295,414
Royalties	1,414,864	986,602	1,247,567
Right of use licenses	13,430,824	20,287,845	32,903,458
	333,343,987	464,828,548	419,446,439

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 17.

8.2. Cost of sales

Item	06/30/2025	06/30/2024	06/30/2023
Inventories as of the beginning of the year	110,913,884	111,990,145	78,759,610
Business combination	-	4,031,412	11,182,602
Purchases of the year	149,950,181	249,648,267	233,471,036
Production costs	25,177,920	24,672,636	23,227,844
Foreign currency translation	382,092	(1,206,764)	806,106
Subtotal	286,424,077	389,135,696	347,447,198
Inventories as of the end of the year (*)	(82,999,205)	(110,913,884)	(111,990,145)
Cost of sales	203,424,872	278,221,812	235,457,053

(*)	Net of agricultural products.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

8.3. R&D classified by nature

Item	Research and development expenses 06/30/2025	Research and development expenses 06/30/2024	Research and development expenses 06/30/2023
Amortization of intangible assets	5,079,962	5,923,389	4,804,768
Analysis and storage	-	5,302	52,660
Commissions and royalties	14,179	-	16,257
Import and export expenses	-	-	855
Depreciation of property, plant and equipment	767,731	618,627	577,785
Freight and haulage	2,025	30,450	17,429
Employee benefits and social securities	4,032,386	4,727,340	4,530,533
Maintenance	253,581	314,721	452,449
Energy and fuel	5,576	8,101	111,481
Supplies and materials	2,589,371	2,256,748	2,924,994
Mobility and travel	141,271	205,572	243,865
Share-based incentives	217,494	510,162	136,754
Publicity and advertising	-	23,383	-
Professional fees and outsourced services	1,328,301	1,265,765	660,887
Professional fees related parties	90,533	256,877	542,551
Office supplies	247,425	688,969	93,623
Information technology expenses	40,286	29,013	31,356
Insurance	49,343	48,872	78,673
Depreciation of leased assets	54,505	-	68,321
Miscellaneous	853	269,750	74
Total	14,914,822	17,183,041	15,345,315

	06/30/2025	06/30/2024	06/30/2023
R&D capitalized (Note 7.8)	8,614,448	11,855,766	10,753,047
R&D profit and loss	14,914,822	17,183,041	15,345,315
Total	23,529,270	29,038,807	26,098,362

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

8.4. Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2025
Amortization of intangible assets	351,240	5,723,529	6,074,769
Analysis and storage	-	14,744	14,744
Commissions and royalties	835,082	1,989,880	2,824,962
Import and export expenses	-	826,942	826,942
Depreciation of property, plant and equipment	2,861,812	2,361,266	5,223,078
Depreciation of leased assets	2,477,334	2,504,864	4,982,198
Impairment of receivables	-	7,123,716	7,123,716
Freight and haulage	1,003,986	11,367,204	12,371,190
Employee benefits and social securities	9,899,884	43,439,612	53,339,496
Maintenance	2,640,232	2,793,293	5,433,525
Energy and fuel	658,621	106,846	765,467
Supplies and materials	586,696	2,678,691	3,265,387
Mobility and travel	113,676	3,775,315	3,888,991
Publicity and advertising	-	4,509,183	4,509,183
Contingencies	84,567	251,206	335,773
Share-based incentives	315,965	3,853,229	4,169,194
Professional fees and outsourced services	1,199,979	10,142,925	11,342,904
Professional fees related parties	-	1,102	1,102
Office supplies and registrations fees	93,967	1,232,477	1,326,444
Insurance	181,595	2,846,208	3,027,803
Information technology expenses	39,583	2,931,502	2,971,085
Obsolescence	1,547,723	-	1,547,723
Taxes	260,091	12,271,870	12,531,961
Miscellaneous	25,887	367,968	393,855
Total	25,177,920	123,113,572	148,291,492

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2024
Amortization of intangible assets	239,545	5,950,173	6,189,718
Analysis and storage	598	160,133	160,731
Commissions and royalties	217,000	1,745,169	1,962,169
Import and export expenses	147,392	734,026	881,418
Depreciation of property, plant and equipment	3,018,014	2,126,608	5,144,622
Depreciation of leased assets	1,312,849	2,106,107	3,418,956
Impairment of receivables	-	753,428	753,428
Freight and haulage	927,910	11,831,050	12,758,960
Employee benefits and social securities	10,015,691	38,253,407	48,269,098
Maintenance	2,134,116	2,558,352	4,692,468
Energy and fuel	997,066	514,422	1,511,488
Supplies and materials	1,031,386	3,520,386	4,551,772
Mobility and travel	143,046	4,250,764	4,393,810
Publicity and advertising	233	4,985,955	4,986,188
Contingencies	66,682	300,444	367,126
Share-based incentives	1,111,919	12,512,804	13,624,723
Professional fees and outsourced services	1,960,315	8,759,807	10,720,122
Professional fees related parties	-	225,950	225,950
Office supplies and registrations fees	242,790	1,601,554	1,844,344
Insurance	199,109	2,117,158	2,316,267
Information technology expenses	35,526	3,692,227	3,727,753
Obsolescence	581,804	4,711	586,515
Taxes	285,791	14,184,503	14,470,294
Miscellaneous	3,854	801,772	805,626
Total	24,672,636	123,690,910	148,363,546

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2023
Amortization of intangible assets	173,032	6,013,633	6,186,665
Analysis and storage	4,496	700,671	705,167
Commissions and royalties	127,771	1,396,750	1,524,521
Import and export expenses	150,402	794,561	944,963
Depreciation of property, plant and equipment	2,161,236	2,094,253	4,255,489
Depreciation of leased assets	468,524	3,029,049	3,497,573
Impairment of receivables	-	1,327,385	1,327,385
Freight and haulage	2,427,296	9,645,962	12,073,258
Employee benefits and social securities	9,973,301	38,030,033	48,003,334
Maintenance	1,195,111	2,067,672	3,262,783
Energy and fuel	967,412	397,305	1,364,717
Supplies and materials	1,075,319	1,047,720	2,123,039
Mobility and travel	90,848	4,140,153	4,231,001
Publicity and advertising	2,528	5,668,569	5,671,097
Contingencies	-	221,008	221,008
Share-based incentives	-	3,278,354	3,278,354
Professional fees and outsourced services	2,629,567	13,498,757	16,128,324
Professional fees related parties	-	277,137	277,137
Office supplies and registrations fees	229,500	833,430	1,062,930
Insurance	230,388	3,006,387	3,236,775
Information technology expenses	11,556	3,087,945	3,099,501
Obsolescence	1,012,788	53,989	1,066,777
Taxes	255,227	11,533,391	11,788,618
Miscellaneous	41,542	858,633	900,175
Total	23,227,844	113,002,747	136,230,591

8.5. Other income or expenses, net

	06/30/2025	06/30/2024	06/30/2023

Net result from commercialization of agricultural products	(1,890,110)	(3,560,703)	174,122
Expenses recovery	6,808	336,815	79,274
Result of intangible sales	7,751,311	-	-
Gain from a bargain purchase (Note 6)	-	1,032,327	-
Others	907,961	693,006	831,496
	6,775,970	(1,498,555)	1,084,892

On March 28, 2025, we agree to transfer all rights, licenses, and materials containing or pertaining to the Soy ANF trait and pay $750,000 to a Arcadia Biosciences Inc in exchange for (i) RG and OX Wheat Patents and RS exclusive rights; (ii) the cancellation of all Royalty Payments, which included 25% of the Net Wheat Technology Licensing Revenues and 6% of the Net HB4 Soybean Revenues up to $10 million; and (iii) the release from any Performance Benchmark Obligations related to the RG, OX, and RS Varieties which amounted to $8.1 million. This transaction resulted in the accounting of a gain from the exchange of intangible assets amounting to $7.5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

8.6. Finance results

	06/30/2025	06/30/2024	06/30/2023
Financial costs
Interest expenses with the Parent (Note 17)	-	(45,852)	(462,575)
Interest expenses	(25,629,885)	(24,078,901)	(20,767,168)
Financial commissions	(3,208,933)	(2,746,945)	(2,558,342)
	(28,838,818)	(26,871,698)	(23,788,085)
Other financial results
Exchange differences generated by assets	(11,137,132)	(15,750,105)	(20,410,188)
Exchange differences generated by liabilities	4,083,222	19,166,100	10,890,789
Changes in fair value of financial assets or liabilities and other financial results	(14,982,282)	(13,026,967)	(2,209,036)
Prepayment premium fee	(4,870,021)	-	-
Net gain of inflation effect on monetary items	409,356	1,697,345	438,502
	(26,496,857)	(7,913,627)	(11,289,933)

9. TAXATION

The balances of income tax and minimum presumed income tax recoverable and payable are as follows:

	06/30/2025	06/30/2024
Current assets
Income tax	1,864,817	655,691
	1,864,817	655,691
Non-current assets
Income tax	17,995	10,889
	17,995	10,889

	06/30/2025	06/30/2024
Liabilities
Income tax	452,800	4,825,271
	452,800	4,825,271

The roll forward of net deferred tax as of June 30, 2025 and 2024 is as follows:

	06/30/2025	06/30/2024
Beginning of the period deferred tax	(25,296,931)	(28,472,383)
Additions for business combination	-	(996,824)
Charge for the period	134,770	5,115,586
Conversion difference	(43,779)	(943,310)
Total net deferred tax	(25,205,940)	(25,296,931)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The roll forward of deferred tax assets and liabilities as of June 30, 2025 and 2024 are as follows:

	Balance 06/30/2024	Income tax provision	Conversion difference	Balance 30/06/2025
Deferred tax assets
Tax Loss-Carry Forward	21,582,404	31,609	(88,088)	21,525,925
Changes in fair value of financial assets or liabilities	875	-	(211)	664
Trade receivables	437,352	572,129	(362)	1,009,119
Allowances	447,526	463,297	6,729	917,552
Royalties	764,891	(18,311)	(2,189)	744,391
Others	2,750,935	(2,201,952)	(63,039)	485,944
Total deferred tax assets	25,983,983	(1,153,228)	(147,160)	24,683,595

	Balance 06/30/2024	Income tax provision	Conversion difference	Balance 30/06/2025
Deferred tax liabilities
Intangible assets	(28,312,803)	62,914	41,870	(28,208,019)
Property, plant and equipment depreciation	(14,609,276)	(703,042)	(2,410)	(15,314,728)
Inflation tax adjustment	(162,915)	70,804	65,303	(26,808)
Inventories	(7,560,403)	1,429,429	-	(6,130,974)
Others financial assets	(460,306)	436,364	-	(23,942)
Right-of-use leased asset	(190,086)	10,505	(1,382)	(180,963)
Others	14,875	(18,976)	-	(4,101)
Total deferred tax liabilities	(51,280,914)	1,287,998	103,381	(49,889,535)

Net deferred tax	(25,296,931)	134,770	(43,779)	(25,205,940)

	Balance 06/30/2023	Additions for business combination	Income tax provision	Conversion difference	Balance 30/06/2024
Deferred tax assets
Tax Loss-Carry Forward	16,701,783	-	5,655,758	(775,137)	21,582,404
Changes in fair value of financial assets or liabilities	3,107	-	-	(2,232)	875
Trade receivables	354,741	-	212,688	(130,077)	437,352
Allowances	796,606	-	(297,513)	(51,567)	447,526
Royalties	723,083	-	48,310	(6,502)	764,891
Others	4,210,435	765,384	(2,094,736)	(130,148)	2,750,935
Total deferred tax assets	22,789,755	765,384	3,524,507	(1,095,663)	25,983,983

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

	Balance 06/30/2023	Additions for business combination	Income tax provision	Conversion difference	Balance 30/06/2024
Deferred tax liabilities
Intangible assets	(28,798,967)	(495,346)	867,747	113,763	(28,312,803)
Property, plant and equipment depreciation	(13,620,151)	(211,136)	(784,369)	6,380	(14,609,276)
Inflation tax adjustment	(566,759)	-	386,486	17,358	(162,915)
Inventories	(5,979,778)	(940,231)	(640,394)	-	(7,560,403)
Others financial assets	(2,150,406)	-	1,690,100	-	(460,306)
Right-of-use leased asset	(120,440)	(115,495)	30,997	14,852	(190,086)
Others	(25,637)	-	40,512	-	14,875
Total deferred tax liabilities	(51,262,138)	(1,762,208)	1,591,079	152,353	(51,280,914)

Net deferred tax	(28,472,383)	(996,824)	5,115,586	(943,310)	(25,296,931)

Principal statutory taxes rates in the countries where the Group operates for all of the years presented are:

	06/30/2025	06/30/2024	06/30/2023
Current tax expense	(1,408,386)	(8,894,201)	(1,311,505)
Deferred tax	134,770	5,115,586	2,380,157
Total	(1,273,616)	(3,778,615)	1,068,652

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	06/30/2025	06/30/2024	06/30/2023
Earning before income tax-rate	(57,571,637)	11,067,598	19,105,947
Income tax expense by applying tax rate in force in the respective countries	13,417,515	(2,532,953)	1,331,544
Share of profit or loss of subsidiaries, joint ventures and associates	(294,638)	1,371,636	241,301
Stock options charge	(167,601)	(1,351,831)	(558,026)
Non-deductible expenses	(4,027,734)	(1,468,643)	(371,316)
Tax inflation adjustment	3,211,529	8,788,533	7,920,895
Result of inflation effect on monetary items and other finance results	(1,391,617)	(8,999,710)	(8,120,822)
Derecognition of tax loss carryforwards	(10,935,018)	-	-
Others	(1,086,052)	414,353	625,076
Income tax expenses	(1,273,616)	(3,778,615)	1,068,652

Derecognition of tax loss carryforwards totaling $10.9 million across BCS Holding Inc. ($2.4M), RASA Holding LLC ($1.5M), Bioceres Crops S.A. ($0.4M), Bioceres Semillas ($4.5M), and Bioceres Crops do Brasil Ltda. ($2.2M), primarily due to a shift in the HB4 program’s business model affecting the allocation of taxable profits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows:

	June 30, 2025
Tax jurisdiction	Earnings before income tax-rate	Weight average applicable tax rate	Income tax
Low or null taxation jurisdictions	(9,187,121)	0.0%	-
Profit-making entities	-	-	-
Loss-making entities	(48,384,516)	27.8%	13,417,515
	(57,571,637)		13,417,515

	June 30, 2024
Tax jurisdiction	Earnings before income tax-rate	Weight average applicable tax rate	Income tax
Low or null taxation jurisdictions	10,464,257	0.0%	-
Profit-making entities	30,435,214	34.7%	(10,560,379)
Loss-making entities	(29,831,873)	26.9%	8,027,426
	11,067,598		(2,532,953)

	June 30, 2023
Tax jurisdiction	Earnings before income tax-rate	Weight average applicable tax rate	Income tax
Low or null taxation jurisdictions	29,696,082	0.0%	-
Profit-making entities	10,484,562	34.1%	(3,577,918)
Loss-making entities	(21,074,697)	23.3%	4,909,462
	19,105,947		1,331,544

The charge for income tax charged directly to profit or loss and the amount and expiry date of carry forward tax losses as of June 30, 2025 are as follows:

Tax jurisdiction	Tax-Loss Carry forward	Tax-Loss Carry forward applying tax rate in force in the respective countries	Expiration
United States of America	69,459,595	14,586,515	-
Brazil	13,624,448	4,632,313	-
Argentina	213,252	53,313	2029
Argentina	6,467,278	2,033,203	2030
France	882,319	220,581	-
Total	90,646,892	21,525,925

The amount of tax losses for the fiscal year ended on June 30, 2025 is an estimate of the amount to be presented in the tax return.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

There is an inherent material uncertainty related to management’s estimation of the ability of the Group to use the deferred tax assets (both carryforward of unused tax losses and deductible temporary differences) and the credit of minimum presumed income tax because their future utilization depends on the generation of enough future taxable income by the entities within the Group during the periods in which those temporary differences are deductible or when the unused tax losses can be used.

Based on the projections of future taxable income for the periods in which the deferred tax assets are deductible, the Group’s management estimates that, except for the part of deferred tax asset that were unrecognized (tax loss carry forward for USD 10,9 million as of June 30, 2025), it is probable that the entities within the Group can utilize those deferred tax assets, which depends, among other factors, on the success of the current projects of agricultural biotechnology, the future market price of commodities and the market share of the entities within the Group.

The estimates of management about the demonstrability of the recognition criteria for these deferred tax assets and their subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and the use of reasonable and supportable assumptions in the projections of future taxable income. Therefore, the Consolidated financial statements do not include adjustments that could result if the entities within the Group would not be able to recover the deferred tax assets through the generation of enough future taxable income.

10. EARNING PER SHARE

	06/30/2025	06/30/2024	06/30/2023
Numerator
Profit/(Loss) for the year (basic EPS)	(55,416,054)	4,275,688	18,779,876
Profit/(Loss) for the year (diluted EPS)	(55,416,054)	4,275,688	18,779,876
Denominator
Weighted average number of shares (basic EPS)	63,228,240	62,840,129	62,146,082
Weighted average number of shares (diluted EPS)	63,228,240	63,485,432	63,185,508

Basic profit/(loss) attributable to ordinary equity holders of the parent	(0.8764)	0.0680	0.3022
Diluted profit/(loss) attributable to ordinary equity holders of the parent	(0.8764)	0.0673	0.2972

For the year ended June 30, 2025, diluted earnings per share have not been presented, as the Group reported a net loss and the inclusion of potential dilutive shares would have resulted in an anti-dilutive effect.

For the year ended June 30, 2024 and 2023, diluted earnings per share was calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group had two categories of dilutive potential shares, share-based incentives and convertible notes.

The stock options were included in the diluted EPS calculation for the year ended June 30, 2024 and 2023 only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option.

Convertible notes outstanding were not included in the diluted EPS calculations for the year ended June 30, 2024 and 2023 because the interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

11. INFORMATION ABOUT COMPONENTS OF EQUITY

Capital issued

As of June 30, 2025, we had, (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 63,228,239 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) 3,402,744 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,402,692 shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Convertible notes

Convertibles notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity consideration was included in the “Convertible instruments” column. See Note 7.13.

Non-controlling interests

The subsidiaries whose non-controlling interest is significant as of June 30, 2025 and 2024 is:

Name	06/30/2025	06/30/2024

Rizobacter Argentina S.A.	20%	20%
Insumos Agroquimicos S.A.	38.68%	38.68%

Below is a detail of the summarized financial information of Rizobacter and Insuagro, prepared in accordance with IFRS, and modified due to fair value adjustments at the acquisition date and differences in accounting policies. The information is presented prior to eliminations between that subsidiary and other Group companies.

Rizobacter

Summary financial statements:

	06/30/2025	06/30/2024

Current assets	198,279,028	345,561,483
Non-current assets	197,805,099	98,157,355
Total assets	396,084,127	443,718,838

Current liabilities	182,516,237	258,332,709
Non-current liabilities	121,291,077	69,831,217
Total liabilities	303,807,314	328,163,926

Equity attributable to controlling interest	92,276,497	115,554,674
Equity attributable to non-controlling interest	316	238
Total equity	92,276,813	115,554,912

Total liabilities and equity	396,084,127	443,718,838

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Summary statements of comprehensive income or loss

	06/30/2025	06/30/2024	06/30/2023

Revenues	197,827,605	303,870,411	288,880,411
Initial recognition and changes in the fair value of biological assets at the point of harvest	26,388	(2,468,693)	(3,199,885)
Cost of sales	(123,358,412)	(194,869,433)	(178,970,954)
Gross margin	74,495,581	106,532,285	106,709,572

Research and development expenses	(3,123,919)	(3,341,318)	(3,851,144)
Selling, general and administrative expenses	(64,711,783)	(65,215,877)	(68,580,834)
Share of profit or loss of joint ventures and associates	(1,807,263)	716,168	222,364
Other income	(759,008)	(947,068)	361,639
Operating profit	4,093,608	37,744,190	34,861,597

Financial results	(14,078,506)	(14,275,961)	(25,356,667)
Profit before taxes	(9,984,898)	23,468,229	9,504,930

Income tax expense	1,145,775	(8,216,712)	(3,064,006)
Result for the year	(8,839,123)	15,251,517	6,440,924

Foreign exchange differences on translation of foreign operations	(517,387)	(1,495,976)	1,075,805
Revaluation of property, plant and equipment, net of tax	-	-	(1,435,739)
Total comprehensive result	(9,356,510)	13,755,541	6,080,990

There were no dividends paid to Rizobacter non-controlling interest (NCI) in the years ended June 30, 2025, 2024 and 2023.

Insuagro

Summary financial statements:

	06/30/2025	06/30/2024

Current assets	44,995,363	48,088,212
Non-current assets	4,982,874	5,253,148
Total assets	49,978,237	53,341,360

Current liabilities	43,934,269	45,049,873
Non-current liabilities	98,071	293,858
Total liabilities	44,032,340	45,343,731

Total equity	5,945,897	7,997,629

Total liabilities and equity	49,978,237	53,341,360

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Summary statements of comprehensive income or loss

	06/30/2025	06/30/2024	06/30/2023

Revenues	40,926,498	57,959,538	55,710,643
Cost of sales	(31,554,081)	(44,575,216)	(42,765,656)
Gross margin	9,372,417	13,384,322	12,944,987

Selling, general and administrative expenses	(9,517,827)	(9,360,140)	(7,931,425)
Other income or expenses, net	16,314	(9,723)	9,833
Operating profit	(129,096)	4,014,459	5,023,395

Financial results	(3,055,433)	(3,223,411)	(2,403,656)
Profit/(loss) before tax	(3,184,529)	791,048	2,619,739
Income tax	1,319,072	(85,586)	(1,053,372)
Profit/(loss) for the year	(1,865,457)	705,462	1,566,367

Exchange differences on translation of foreign operations	-	-	-
Revaluation of property, plant and equipment, net of tax	-	-	(31,610)
Total comprehensive result	(1,865,457)	705,462	1,534,757

12. CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	06/30/2025	06/30/2024	06/30/2023
Investment activities
Net assets acquisition by business combination	-	905,892	152,070,313
Exchange of intangible assets	6,528,899	-	-
Investment in-kind in other related parties (Note 17)	4,343,549	2,409,244	1,163,384
Capitalization of interest on buildings in progress	336,416	124,098	74,710
Reclasification from Investment properties to property, plant and equipment	-	-	3,589,749
Sale of Moolec Science S.A. equity investment (Note 13)	-	(900,000)	(133,079)
	11,208,864	2,539,234	156,765,077

	06/30/2025	06/30/2024	06/30/2023
Financing activities
Assignment of receivables with shareholders and other related parties	(7,886,442)	-	-
Compensation payment financed by acquisition of intangible assets	(1,781,507)	-	-
Capitalization of convertible notes	-	-	12,211,638
Purchase of own shares	-	-	(24,025,718)
	(9,667,949)	-	(11,814,080)

The Group has incorporated the assets and liabilities from Natal Agro S.R.L. mentioned in Note 6 and Pro Farm Group for year ended June 30, 2024 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Disclosure of changes in liabilities arising from financing activities:

	Financing activities
	Borrowings	Consideration for acquisition	Convertible notes	Total
As of June 30, 2022	145,478,637	12,902,790	12,559,071	170,940,498
Proceeds	24,817,888	-	55,000,000	79,817,888
Payments	(13,596,339)	(3,148,617)	-	(16,744,956)
Interest payment	(12,873,219)	-	(5,173,742)	(18,046,961)
Conversion of convertible notes	-	-	(9,109,516)	(9,109,516)
Exchange differences, currency translation differences and other financial results	24,483,638	(4,760,917)	21,937,333	41,660,054
As of June 30, 2023	168,310,605	4,993,256	75,213,146	248,517,007

	Financing activities
	Borrowings	Consideration for acquisition	Convertible notes	Total
As of June 30, 2023	168,310,605	4,993,256	75,213,146	248,517,007
Proceeds	135,818,247	-	-	135,818,247
Payments	(109,702,266)	(2,912,171)	-	(112,614,437)
Financing for assets acquisitions	743,279	727,985		1,471,264
Interest payment	(20,552,108)	-	(4,172,328)	(24,724,436)
Exchange differences, currency translation differences and other financial results	4,234,323	4,117,445	9,768,868	18,120,636
As of June 30, 2024	178,852,080	6,926,515	80,809,686	266,588,281

	Financing activities
	Borrowings	Consideration for acquisition	Convertible notes	Total
As of June 30, 2024	178,852,080	6,926,515	80,809,686	266,588,281
Proceeds	266,390,032	-	-	266,390,032
Payments	(285,418,914)	(2,035,388)	(1,000,000)	(288,454,302)
Interest payment	(12,616,737)	-	(6,315,826)	(18,932,563)
Non-cash activities	(6,797,045)	(2,870,904)	-	(9,667,949)
Prepayment Premium Fee	-	-	4,870,021	4,870,021
Exchange differences, currency translation differences and other financial results	17,516,736	138,825	23,906,564	41,562,125
As of June 30, 2025	157,926,152	2,159,048	102,270,445	262,355,645

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

13. JOINT VENTURES AND ASSOCIATES

	06/30/2025	06/30/2024
Assets
Synertech Industrias S.A.	39,334,762	39,749,851
Alfalfa Technologies S.R.L.	36,502	36,502
	39,371,264	39,786,353

	06/30/2025	06/30/2024
Liabilities
Trigall Genetics S.A.(i)	1,007,678	296,455
	1,007,678	296,455

(i) The investment in Trigall has a negative balance because the company intends to make additional contributions or cover the losses of the investment.

Changes in joint ventures investments and affiliates:

	06/30/2025	06/30/2024
As of the beginning of the year	39,489,898	38,673,987
Share-based incentives	-	65,470
Sale of equity investment - Moolec Science S.A.	-	(900,000)
Reclassification of Moolec Sciense S.A.	-	(2,398,829)
Foreign currency translation	-	(238)
Share of profit or loss	(1,126,312)	4,049,508
As of the end of the year	38,363,586	39,489,898

Moolec Science S.A. ownership was reclassified as a marked-to-market asset (NASDAQ:MLEC). As of June 30, 2025, we own 155,364 ordinary shares, representing less than 5% of the company’s equity.

Share of profit or loss of joint ventures and affiliates:

	06/30/2025	06/30/2024	06/30/2023
Trigall Genetics S.A.	(711,223)	326,368	103,703
Synertech Industrias S.A.	(415,089)	3,723,140	564,598
Moolec Science S.A.	-	-	467,714
Indrasa Biotecnología S.A.	-	-	62,613
	(1,126,312)	4,049,508	1,198,628

There are no significant restrictions on the ability of the joint ventures and affiliates to transfer funds to the Group for cash dividends, or to repay loans or advances made by the Group, except for the Argentinian legal obligation to establish a legal reserve for 5% of the profit for the year until reaching 20% of the capital for Argentinian entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Summarized financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) in relation to the joint ventures is presented below:

	Trigall Genetics
Summarized balance sheet	06/30/2025	06/30/2024
Current assets
Cash and cash equivalents	331,201	450,687
Other current assets	5,278,565	6,429,065
Total current assets	5,609,766	6,879,752
Non-current assets
Intangible assets	19,019,926	17,122,954
Investments in joint ventures and associates	3,935,124	3,623,325
Total non-current assets	22,955,050	20,746,279
Current liabilities
Other current liabilities	1,677,894	1,832,719
Total current liabilities	1,677,894	1,832,719

Non-current liabilities
Financial liabilities	24,363,613	22,318,949
Other non- current liabilities	1,229,668	653,604
Total non-current liabilities	25,593,281	22,972,553
Net assets	1,293,641	2,820,759

	Trigall Genetics
Summarized balance sheet	06/30/2025	06/30/2024	06/30/2023
Revenue	1,910,914	2,525,061	2,010,229
Finance income	19,011	-	-
Finance expense	(580,115)	(24,435)	(718,388)
Depreciation and amortization	(507,860)	(507,860)	(507,860)
Profit of the year	(61,964)	674,059	207,410
Other comprehensive income	-	-	(17,156)
Total comprehensive income	(61,964)	674,059	190,254

	Synertech
Summarized balance sheet	06/30/2025	06/30/2024
Current assets
Cash and cash equivalents	1,346,714	3,086
Other current assets	9,081,341	55,960,505
Total current assets	10,428,055	55,963,591
Non-current assets
Property, plan and equipment	10,065,936	11,195,394
Other non- current assets	43,632,401	-
Total non-current assets	53,698,337	11,195,394
Current liabilities
Financial liabilities	21,927,582	19,015,285
Other current liabilities	6,667,724	8,595,232
Total current liabilities	28,595,306	27,610,517

Non-current liabilities
Financial liabilities	-	-
Other non- current liabilities	1,246,318	3,447,008
Total non-current liabilities	1,246,318	3,447,008
Net assets	34,284,768	36,101,460

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

	Synertech
Summarized statements of comprehensive income	06/30/2025	06/30/2024	06/30/2023
Revenue	24,430,024	61,815,678	62,798,136
Finance income	(1,467,883)	5,608,329	633,741
Finance expense	(5,136,285)	(7,385,027)	(6,768,810)
Depreciation and amortization	(1,543,069)	(1,554,452)	(2,032,809)
(Loss)/Profit of the year	(1,816,693)	7,236,901	3,980,995
Other comprehensive (loss)/income	-	-	(369,259)
Total comprehensive (loss)/income	(1,816,693)	7,236,901	3,611,736

14. SEGMENT INFORMATION

The Group is organized into three main operating segments:

Seed and integrated products

The seed and integrated products segment focuses mainly on the development and commercialization of seed technologies and products that increase yield per hectare, with a focus on the provision of seed technologies integrated with crop protection and crop nutrition products designed to control weeds, insects or diseases, to increase their quality characteristics, to improve nutritional value and other benefits. The segment focuses on the commercialization of integrated products that combine three complementary components biotechnological events, germplasm and seed treatments—in order to increase crop productivity and create value for customers. While each component can increase yield independently, through an integrated technology strategy the segment offers products that complement and integrate with each other to generate higher yields in crops.

Currently the segment generates revenue from ordinary activities through the sale of seeds, integrated product packs, royalties and licenses charged to third parties, among others.

Crop protection

The crop protection segment mainly includes the development, production and marketing of high-tech adjuvants and a full range of pest control molecules and biocontrol products. Adjuvants are used in mixtures to facilitate the application and effectiveness of active ingredients, such as insecticides, leading to better performance, reduced usage rates and lower residue levels Insecticides and fungicides are applied to control pests and significantly reduce disease during the germination period.

The segment currently generates revenue from ordinary activities through the sale of adjuvants, insecticides, fungicides and baits, among others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Crop nutrition

The crop nutrition segment focuses mainly on the development, production and commercialization of inoculants that allow the biological fixation of nitrogen in the crops, and of fertilizers including biofertilizers and microgranulated fertilizers that optimize the productivity and yield of the crops.

Currently the segment generates income from ordinary activities through the sale of inoculants, bio-inductors, biological fertilizers and microgranulated fertilizers, among others.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the Consolidated financial statements. Revenue generated by products and services exchanged between segments and entities within the Group are calculated based on market prices.

The following tables present information with respect to the Group´s reporting segments:

Year ended June 30, 2025	Seed and integrated products	Crop protection	Crop nutrition	Consolidated

Revenues from contracts with customers
Sale of goods and services	60,535,026	181,908,584	76,054,689	318,498,299
Royalties	1,414,864	-	-	1,414,864
Right of use licenses	-	-	13,430,824	13,430,824
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	1,764,863	-	-	1,764,863
Total	63,714,753	181,908,584	89,485,513	335,108,850

Cost of sales	(44,727,989)	(111,888,640)	(46,808,243)	(203,424,872)
Gross profit per segment	18,986,764	70,019,944	42,677,270	131,683,978
% Gross margin	30%	38%	48%	39%

Year ended June 30, 2024	Seed and integrated products	Crop protection	Crop nutrition	Consolidated

Revenues from contracts with customers
Sale of goods and services	94,457,404	223,538,317	125,558,380	443,554,101
Royalties	986,602	-	-	986,602
Right of use licenses	1,000,000	-	19,287,845	20,287,845
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	(45,746)	-	-	(45,746)
Total	96,398,260	223,538,317	144,846,225	464,782,802

Cost of sales	(66,306,974)	(143,807,301)	(68,107,537)	(278,221,812)
Gross profit per segment	30,091,286	79,731,016	76,738,688	186,560,990
% Gross margin	31%	36%	53%	40%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Year ended June 30, 2023	Seed and integrated products	Crop protection	Crop nutrition	Consolidated

Revenues from contracts with customers
Sale of goods and services	55,360,397	205,685,451	124,249,566	385,295,414
Royalties	1,247,567	-	-	1,247,567
Right of use licenses	-	-	32,903,458	32,903,458
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	319,428	153,460	137,666	610,554
Total	56,927,392	205,838,911	157,290,690	420,056,993

Cost of sales	(31,012,687)	(137,529,299)	(66,915,067)	(235,457,053)
Gross profit per segment	25,914,705	68,309,612	90,375,623	184,599,940
% Gross margin	46%	33%	57%	44%

As of the current period, changes in the net realizable value of agricultural products after harvest have been excluded from segment information since those results depend on market fluctuations which are beyond the Group’s operating control. The Group has recast the comparative figures accordingly.

Revenue by similar group of products or services

	06/30/2025	06/30/2024	06/30/2023
Seed and integrated products	61,949,890	96,444,006	56,607,964
Seed Treatments Packs	28,476,396	30,037,798	32,469,652
Seeds & HB4 Program	33,473,494	66,406,208	24,138,312

Crop protection	181,908,584	223,538,317	205,685,451
Adjuvants	56,028,937	56,634,128	52,978,705
Seed CP Products and Services	28,890,840	34,877,911	26,080,587
Other CP Products and Services	62,983,430	106,720,670	94,123,984
Bioprotection	34,005,377	25,305,608	32,502,175

Crop nutrition	89,485,513	144,846,225	157,153,024
Inoculants & Biofertilizers	22,445,093	21,943,468	23,621,534
Micro-beaded Fertilizers	56,461,771	88,158,727	90,827,714
Biostimulants	10,578,649	19,084,400	9,800,318
Syngenta up-front fee	-	15,659,630	32,903,458

Total revenues	333,343,987	464,828,548	419,446,439

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Geographical information

	06/30/2025	06/30/2024	06/30/2023
Argentina	231,552,406	346,794,376	288,228,267
Brazil	17,673,809	24,175,116	23,690,028
LATAM	23,900,621	21,952,339	21,044,547
North America	30,107,865	27,370,220	30,372,912
EMEA	7,920,550	21,320,535	22,014,855
ROW	22,188,736	23,215,962	34,095,830
Total revenues	333,343,987	464,828,548	419,446,439

Non-current assets	06/30/2025	06/30/2024
Argentina	142,743,386	139,245,596
Brazil	7,448,724	7,698,175
LATAM	856,329	1,162,654
North America	185,817,356	189,199,549
EMEA	537,302	44,141
ROW	30,508,800	26,279,731
Total non-current assets	367,911,897	363,629,846

Property, plant and equipment	74,575,386	74,573,278
Intangible assets	181,173,079	176,893,136
Goodwill	112,163,432	112,163,432
Total reportable assets	367,911,897	363,629,846
Total non-reportable assets	395,733,183	488,918,348
Total assets	763,645,080	852,548,194

As of the current period, geographical information is reported by main countries and regions. LATAM refers to Latin America countries, excluding Argentina and Brazil which are reported separately. North America includes United States of America and Canada. The EMEA region covers Europe, the Middle East and Africa. The Group has recast the comparative figures accordingly.

15. FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The Group is exposed to a variety of financial risks that arise from its activities and from its use of financial instruments. This Note provides information on the Group’s exposure to certain main risks, the Group’s objectives, policies and processes regarding the measurement and management of each risk.

The Group does not use derivative financial instruments to hedge any of the above risks.

General objectives, policies and processes

The Board of Directors has overall responsibility for establishing and monitoring the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the function to design and operate processes that ensure the effective implementation of the objectives and policies to the management that periodically reports to the Board of Directors on the evolution of the risk management activities and results. The overall objective of the Board of Directors is to set policies that seek to reduce risk as much as possible without unduly affecting the Group’s competitiveness and flexibility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The Group’s risk management policy is established to identify and analyze the risks facing the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. The risks and methods for managing the risks are reviewed regularly in order to reflect changes in market conditions and the Group’s activities. The Group, through training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

The Group seeks to use suitable means of financing to minimize the Group’s capital costs and to manage and control the Group’s financial risks effectively. There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this Note.

The Group adopted a code of ethics applicable to its principal executive, financial and accounting officers and all employees.

The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, which derives mainly from trade and other receivables, as well as from cash and deposits in financial institutions.

The credit risk to which the Group is exposed is mainly defined in the Group’s accounts receivable followed by cash and cash equivalents, with the logical importance of being able to satisfy the Group’s needs in the short term.

Trade and other receivables

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations and derives mainly from trade receivables and other receivables generated by services and product sales. The Group is also exposed to political and economic risk events, which may cause nonpayment of local and foreign currency obligations to the Group owed by customers, partners, contractors and suppliers.

The Group sells its products to a diverse base of customers. Customers include multi-national and local agricultural companies, distributors, and farmers who purchase the Group’s products. Type and class of customers may differ depending on the Group’s business segments.

The Group’s management determines concentrations of credit risk by periodically monitoring the credit worthiness rating of existing customers and through a monthly review of the trade receivables’ aging analysis. In monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

The Group’s policy is to manage credit exposure to counterparties through a process of credit rating. The Group performs credit evaluations of existing and new customers, and every new customer is examined thoroughly regarding the quality of its credit before offering the customer transaction terms. The examination made by the Group includes outside credit rating information, if available. Additionally, and even if there is no independent outside rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience, bank references and other factors. A credit limit is prescribed for each customer. These limits are examined periodically. Customers that do not meet the Group’s criteria for credit quality may do business with the Group on a prepayment basis or by furnishing collateral satisfactory to the Group. The Group may still seek collateral and guarantees as it may consider appropriate regardless the credit profile of any customer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

To cover trade receivables, the Group has a credit insurance for main subsidiaries, which periodically analyzes its customer portfolio.

The financial statements contain specific provisions for doubtful debts, which properly reflect, in Management’s estimate, the loss embedded in debts, the collection of which is doubtful. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance.

On that basis, the loss allowance as of June 30, 2025 was determined as follows:

	Gross carrying amount-trade receivables	Expected Loss rate	Loss allowance

Current	125,583,929	0.39%	489,540
More than 15 days past due	10,142,922	0.03%	3,206
More than 30 days past due	3,990,398	0.10%	4,155
More than 60 days past due	1,581,056	1.01%	16,047
More than 90 days past due	3,362,450	0.34%	11,449
More than 120 days past due	722,431	0.04%	302
More than 180 days past due	16,729,503	24.90%	4,165,044
More than 365 days past due	11,851,028	79.60%	9,433,720
Total 06/30/2025	173,963,717		14,123,463

Cash and deposits in banks

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations when they come due.

The Group’s approach to managing its liquidity risk is to manage the profile of debt maturities and funding sources, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

The cash flow forecast is determined at both an entity level and consolidated level. The forecasts are reviewed by the Board of Directors in advance, enabling the Group’s cash requirements to be anticipated. The Group examines the forecasts of its liquidity requirements in order to ascertain that there is sufficient cash for the operating needs, including the amounts required in order to settle financial liabilities.

The generation of cash flows over the next twelve months depends on the success of the initiatives mentioned in Note 2, which cannot be guaranteed as they rely on factors not entirely within the Group’s control. The uncertainty surrounding our ability to secure additional financing contributes to a material uncertainty that raise substantial doubt regarding the Group’s ability to continue as a going concern.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The following table sets out the contractual maturities of financial liabilities:

As of June 30, 2025	Up to 3 months	3 to 12 months	Between one and three years
Trade and other payables	35,989,362	60,443,242	48,481,726
Borrowings	78,084,912	41,643,214	38,198,026
Convertible notes	102,270,445	-	-
Leasing liabilities	1,010,540	5,873,502	9,527,939
Consideration for acquisition	-	1,761,274	397,774
Total	217,355,259	109,721,232	96,605,465

As a result of the market conditions described in Note 2, our performance metrics were impacted, leading us to classify a portion of the outstanding borrowings (see Note 7.12) and the full amount of the Secured Notes (see Note 7.13) as current liabilities since, as of June 30, 2025, we were unable to demonstrate an unconditional right to defer settlement of those liabilities for at least twelve months.

As of June 30, 2024	Up to 3 months	3 to 12 months	Between one and three years
Trade and other payables	107,801,065	60,931,404	-
Borrowings	73,706,045	63,041,153	42,104,882
Convertible notes	-	-	80,809,686
Consideration for acquisition	-	4,617,281	2,309,234
Leasing liabilities	738,561	2,384,217	8,161,359
Total	182,245,671	130,974,055	133,385,161

As of June 30, 2025, and 2024 the Group had no exposure to derivative liabilities.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

The table below sets forth our net exposure to currency risk as of June 30, 2025:

Net foreign currency position	06/30/2025
Amount expressed in US$	(3,805,325)

Considering only this net currency exposure as of June 30, 2025 if an US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar other currencies of 10% during the year ended June 30, 2025 would have resulted in a net pre-tax loss or gain of approximately $0.4 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Interest rate risk

The Group’s financing costs may be affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in cash or checks collected from customers that are readily convertible into known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group has not entered into derivative contracts to hedge this exposure.

The Group’s debt composition is set out below.

	06/30/2025	06/30/2024
	Carrying amount	Carrying amount
Fixed-rate instruments
Current financial liabilities	211,497,698	142,986,250
Non-current financial liabilities	48,123,739	133,385,161

Variable-rate instruments
Current financial liabilities	19,146,189	1,501,007

The Company does not use derivative financial instruments to hedge its interest rate risk exposure.

Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Group manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of any dividends it could pay to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.

Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of June 30, 2025, and 2024.

Financial assets by category

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial asset	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Cash and cash equivalents	19,488,145	24,973,048	13,206,934	19,500,222
Other financial assets	58	634,553	2,040,038	11,695,528
Trade receivables	168,366,767	207,320,974	-	-
Other receivables (*)	23,975,920	18,647,862	-	-
Total	211,830,890	251,576,437	15,246,972	31,195,750

(*) Advances expenses and tax balances are not included.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Financial liabilities by category

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial liability	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Trade and other payables	141,779,322	156,742,677	3,135,008	11,989,792
Borrowings	157,926,152	178,852,080	-	-
Secured notes	102,270,445	80,809,686	-	-
Lease liability	16,411,981	11,284,137	-	-
Consideration for acquisition	1,075,234	4,202,401	1,083,814	2,724,114
Total	419,463,134	431,890,981	4,218,822	14,713,906

Financial instruments measured at fair value

Fair value by hierarchy

According to the requirements of IFRS 7, the Group classifies each class of financial instrument valued at fair value into three levels, depending on the relevance of the judgment associated to the assumptions used for measuring the fair value.

Level 1 comprises financial assets and liabilities with fair values determined by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 comprises inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 comprises financial instruments with inputs for estimating fair value that are not based on observable market data.

Measurement at fair value at 06/30/2025	Level 1	Level 2	Level 3

Financial assets at fair value
Mutual funds	144,606	-	-
Moolec Science S.A. shares	976,425
Other investments	919,007	-	-
Other receivables - Joint ventures and associates	-	-
Financial liability at fair value
Trade and other payables	-	3,135,008	-
Consideration for acquisition	1,083,814	-	-

Measurement at fair value at 06/30/2024	Level 1	Level 2	Level 3

Financial assets at fair value
Mutual funds	6,658,805	-	-
US Treasury bills	1,993,668
Moolec Science S.A. shares	1,530,375	-	-
Other investments	1,512,680	-	-
Financial liability at fair value
Trade and other payables	-	11,989,792	-
Consideration for acquisition	2,724,114	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Estimation of fair value

The fair value of marketable securities, mutual funds, shares and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 7.12).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

16. LEASES

The right-of-use asset was initially measured at the amount of the lease liability plus initial direct costs incurred, adjusted by pre-payments made in relation to the lease. The right-of-use asset was measured at cost less accumulated depreciation and accumulated impairment.

The lease liability was initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if it can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

The information about the right-of-use and liabilities related with lease assets is as follows:

Right-of-use leased asset	06/30/2025	06/30/2024
Book value at the beginning of the year	20,979,597	21,163,192
Additions of the year	9,569,819	2,585,223
Additions from business combination	-	168,988
Disposals	(680,110)	(1,284,975)
Exchange differences	273,529	(1,652,831)
Book value at the end of the year	30,142,835	20,979,597

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Depreciation	06/30/2025	06/30/2024
Book value at the beginning of the year	9,377,845	7,226,617
Depreciation of the year	5,036,703	3,418,956
Disposals	(697,150)	(1,092,167)
Exchange differences	47,736	(175,561)
Accumulated depreciation at the end of the year	13,765,134	9,377,845
Total	16,377,701	11,601,752

Lease liability	06/30/2025	06/30/2024
Book value at the beginning of the year	11,284,137	13,889,223
Additions of the year	9,569,819	2,585,223
Additions from business combination	-	168,988
Interest expenses, exchange differences and inflation effects	1,059,412	(480,189)
Payments of the year	(5,501,387)	(4,879,108)
Total	16,411,981	11,284,137

Lease Liabilities	06/30/2025	06/30/2024
Non-current	9,527,939	8,161,359
Current	6,884,042	3,122,778
Total	16,411,981	11,284,137

	06/30/2025	06/30/2024
Machinery and equipment	3,655,741	3,655,741
Vehicles	1,214,933	1,272,071
Equipment and computer software	1,347,568	1,130,541
Land and buildings	23,924,593	14,921,244
	30,142,835	20,979,597

The incremental borrowing rate used was 4.48 % in dollars and 18.55% in reais.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

17. SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the year ended June 30, 2025, 2024 and 2023, the transactions between the Group and related parties, are as follows:

		Value of transactions for the year ended
Party	Transaction type	06/30/2025	06/30/2024	06/30/2023
Joint ventures and associates	Sales and services	4,874,027	32,036,547	27,945,312
Joint ventures and associates	Purchases of goods and services	(24,076,814)	(61,946,096)	(60,847,857)
Key management personnel	Salaries, social security benefits and other benefits	(2,656,077)	(10,209,376)	(5,002,881)
Key management personnel	Sales and services	367,928	-	-
Key management personnel	Purchases of goods and services	(3,079,070)	-	-
Shareholders and other related parties	Sales of goods and services	3,714,441	2,911,723	6,381,641
Shareholders and other related parties	Purchases of goods and services	(3,517,528)	(1,998,349)	(2,249,940)
Shareholders and other related parties	In-kind contributions	4,343,549	2,409,244	1,163,384
Shareholders and other related parties	Interest expenses	-	-	5,753
Parent company and related parties to Parent	Interest expenses	-	(45,852)	(462,575)
Total		(20,029,544)	(36,842,159)	(33,067,163)

The related balances owed by and to them as of June 30, 2025 and 2024 are as follows:

		Amounts receivable from related parties
Party	Transaction type	06/30/2025	06/30/2024
Shareholders and other related parties	Trade debtors	249,701	141,224
Shareholders and other related parties	Other receivables	2,775,092	-
Joint ventures and associates	Trade debtors	413,689	782,142
Joint ventures and associates	Other receivables	19,147,793	15,702,992
Total		22,586,275	16,626,358

		Amounts payable to related parties
Party	Transaction type	06/30/2025	06/30/2024
Shareholders and other related parties	Trade creditors	(878,874)	(729,171)
Key management personnel	Salaries, social security benefits and other benefits	(65,882)	(148,466)
Shareholders and other related parties	Trade and other payables	(286,172)	(37,985)
Joint ventures and associates	Trade creditors	(47,321,832)	(52,888,732)
Other related parties	Secured notes	(102,270,445)	-
Total		(150,823,205)	(53,804,354)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

18. KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the year ended June 30, 2025, 2024 and 2023.

	06/30/2025	06/30/2024	06/30/2023
Salaries, social security and other benefits	2,175,627	2,092,122	1,587,773
Share-based incentives	480,450	8,117,254	3,415,108
Total	2,656,077	10,209,376	5,002,881

The Company entered into indemnification agreements with each of its directors and executive officers. These agreements generally provide that the relevant director or officer will be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of the Company and against amounts paid or incurred by him or her in the settlement thereof.

The agreements are subject to certain exceptions, including that no indemnification will be provided to any director or officer against any liability to the Group or its shareholder (i) by reason of intentional fraudulent conduct, dishonesty, willful misconduct, or gross negligence on the part of the director or officer; or (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer.

The compensation of key executives is determined by the Compensation Committee based on the performance of individuals and market trends.

19. SHARE-BASED PAYMENT

2023 Omnibus Equity Incentive Plan

On May 12, 2023, the board of directors of the Company approved the 2023 Omnibus Equity Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. In addition to introducing new incentive plans, it comprehensively amends and restates in entirety (i) the Employee Stock Purchase Plan, (ii) the Equity Compensation Plan, (iii) the Stand-alone Stock Option Grant, and (iv) the Employee Stock Option Plan.

-	Employee Stock Purchase Plan (“ESPP”): incentive plan for eligible employees with no stock compensation to purchase ordinary shares of the Company up to a maximum of 15% percent of such employee’s monthly compensation. The number of ordinary shares subject to the ESPP shall be 200,000 ordinary shares. The purchase price will be equal to 85% of the lower of the closing price of the Company’s ordinary shares on the first business day and the last business day of the relevant offering period. As of the date of these consolidated financial statements the ESSP is not yet implemented.

-	Equity Compensation Plan: annual incentive plan based on certain financial and operational targets defined by the Board of Directors upon approval of the annual budget.

-	Stand Alone Stock Option Grant: plan granted up to 1,200,000 underlying ordinary shares. The options have an exercise price of $4.55 and expire on October 31, 2029. Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

-	Employee Stock Option Plan: plan granted up to 100,000 underlying ordinary shares to certain key employees. The options have an exercise price of $5.55 and expire on October 23, 2030. Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

-	Past Share Option plan: immediately vested options with a strike price between $11.93 and $13.24.

-	Base Share Option plan: to vest and become exercisable in equal installments on June 30, 2023, June 30, 2024, and June 30, 2025, with a strike price between $10.47 and $10.79.

-	Performance Share Option plan: to vest and become exercisable if the Group’s fiscal year 2025 EBITDA reaches at least US$120 million, at 0% of the award, and linearly thereafter up to 100% of the awarded options when reaching at least US$150 million. These options have also a strike price of between $10.47 and $10.79.

The fair value of the stock options at the grant date was estimated using the “Black-Scholes” model, considering the terms and conditions under which the options on shares were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

Factor	Stand Alone Stock Option Grant	Employee Stock Option Plan	Past Share Option plan	Base Share Option plan	Performance Share Option plan
Weighted average fair value of shares	$5.42	$13.98	$11.45	$10.80	$10.79
Weighted average exercise price	$4.55	$5.55	$12.48	$10.52	$10.52
Weighted average expected volatility	29.69%	42.18%	48.73%	54.73%	54.73%
Dividend rate	0%	0%	0%	0%	0%
Weighted average risk-free interest rate	1.66%	1.17%	4.40%	4.47%	4.47%
Weighted average expected life	9.89 years	9.22 years	4.89 years	2.97 year	2.97 year
Weighted average fair value of stock options at measurement date	$2.47	$10.10	$5.01	$4.46	$4.45

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

The Group estimated that nearly 100% of the share options will be exercised, based on historical trends of executive retention and option exercise behavior. This estimate is reviewed at the end of each annual or interim period.

2013 Stock Incentive Plan

As part of the merger described in Note 6, we have assumed the outstanding “2013 Stock Incentive Plan” from Pro Farm Group. On the merger date the total equity awards outstanding was converted consistent with the terms of the merger agreement into an aggregate of 1,191,362 option and or restricted stock units which was fully registered with the Securities and Exchange Commission on July 26, 2022. All equity awards retained their original granted terms. The company has not granted any additional awards under this plan during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The Company’s fair value of the grants was estimated utilizing a Black Scholes option pricing model based on the following range of assumptions which have determined consistent with the Company’s historical methodology for such assumptions:

July 12, 2022
Exercise price	$7.16 - 204.66
Expected life (years)	0.03 - 9.83
Estimated volatility factor	34.9% - 44.4%
Risk-free interest rate	0.0%
Expected dividend yield	—

The following table shows the evolution of stock option and weighted average exercise price for the years ended June 30, 2025 and 2024:

	06/30/2025		06/30/2024
	Number of options	W.A. Exercise price	Number of options	W.A. Exercise price

At the beginning of the year	7,345,795	11.83	1,791,000	15.79
Granted during the year	-	-	5,631,894	10.55
Cancelled or expired during the year	(221,444)	58.27	(570)	10.07
Forfeited during the year	(2,115,000)	10.52
Exercised during the year	-	-	(76,529)	10.73
Effective at the end of the year	5,009,351	10.14	7,345,795	11.83

20. CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

The secured notes referenced in Note 7.13 are secured by substantially all of the assets located in the United States of Pro Farm Group, Inc. and its U.S. subsidiaries and are guaranteed by BCS Holding Inc., Bioceres Crops do Brasil Ltda., Bioceres Crops S.A., Bioceres Semillas S.A.U., Verdeca LLC, Rasa Holding LLC, Rizobacter Argentina S.A., Rizobacter del Paraguay S.A., Rizobacter do Brasil Ltda., Rizobacter South Africa, Rizobacter Uruguay, Rizobacter USA, LLC, Pro Farm Group, Inc., Pro Farm Michigan Manufacturing LLC, Pro Farm, Inc., Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda., Glinatur S.A. and Pro Farm OU.

21. EVENTS OCCURRING AFTER THE REPORTING PERIOD

Subsequent to June 30, 2025, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.